The information in the prospectus supplement is not complete and may be changed without notice. This prospectus supplement and the accompanying prospectus are not an offer to sell these securities, and we are not soliciting offers to buy these securities, in any state where the offer or sale of these securities is not permitted.

This filing is made pursuant
to Rule 424(b)(4) under
the Securities Act of
1933 in connection with
Registration No. 333-74520

Subject to completion, dated April 30, 2002

Prospectus Supplement

            , 2002
(To Prospectus dated December 21, 2001)

$200,000,000

       % Senior Unsecured Notes due 2012

          We are offering $200,000,000 principal amount of                     % Senior Unsecured Notes due 2012. The notes will mature on                     , 2012. We will pay interest on these notes on                     and                     , of each year beginning on                     , 2002. We may redeem all or a portion of the notes at any time at the redemption price described in this prospectus supplement plus accrued interest to the date of redemption. The notes will rank equally with our other unsecured and unsubordinated debt from time to time outstanding. The notes will not be listed on any securities exchange or included in any automated quotation system.

          Investing in the notes involve risks which are described in the section entitled “Risk Factors” beginning on page S-5 of this prospectus supplement.

          Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities, or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Note	Total

Price to Public(1)	%	$
Underwriting Discount(2)	%	$
Proceeds, before expenses, to Southwest Gas	%	$

(1)	Plus accrued interest from , 2002.

(2)	Southwest Gas has agreed to indemnify the underwriters against certain liabilities under the Securities Act of 1933, as amended. See “Underwriting”.

          The underwriters expect to deliver the notes in book-entry form only through the facilities of The Depository Trust Company on or about                     , 2002.

Transaction Coordinator & Joint Book-Runner	Joint Book-Runner
Banc of America Securities LLC	BNY Capital Markets, Inc.

Banc One Capital Markets, Inc.

Tokyo-Mitsubishi Capital (USA), Inc.

Fleet Securities, Inc.

FORWARD-LOOKING STATEMENTS
SUMMARY
RISK FACTORS
USE OF PROCEEDS
RATIOS OF EARNINGS TO FIXED CHARGES
CAPITALIZATION
BUSINESS STRATEGY
BUSINESS OVERVIEW
DESCRIPTION OF NOTES
UNDERWRITING
LEGAL MATTERS
EXPERTS
INCORPORATION BY REFERENCE
ABOUT THIS PROSPECTUS
FORWARD-LOOKING STATEMENTS
WHERE YOU CAN FIND MORE INFORMATION
SOUTHWEST GAS CORPORATION
USE OF PROCEEDS
RATIOS OF SOUTHWEST’S EARNINGS TO FIXED CHARGES
DESCRIPTION OF DEBT SECURITIES
DESCRIPTION OF SOUTHWEST’S COMMON, PREFERRED AND PREFERENCE STOCK
DESCRIPTION OF DEPOSITARY SHARES
ANTI-TAKEOVER MATTERS
PLAN OF DISTRIBUTION
EXPERTS
LEGAL MATTERS

      You should rely only on the information contained in this prospectus supplement and the accompanying prospectus. We have not, and the underwriters have not, authorized any other person to provide you with any information or to make any representations not contained in this prospectus supplement or the accompanying prospectus. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the underwriters are not, making an offer of any securities other than the notes. This prospectus supplement is part of, and you must read it in addition to, the accompanying prospectus dated December 21, 2001. You should assume that the information appearing in this prospectus supplement and the accompanying prospectus, as well as the information incorporated by reference, is accurate as of the date on the front cover of this prospectus supplement only or, in the case of a subsequently filed document that is incorporated by reference, the date of the filing of that document.

      The distribution of this prospectus supplement and the accompanying prospectus, and the offering of the notes, may be restricted by law in certain jurisdictions. This prospectus supplement and the accompanying prospectus do not constitute, and may not be used in connection with, an offer or solicitation by anyone in any jurisdiction in which the offer or solicitation is not authorized, or in which the person making the offer or solicitation is not qualified to do so, or to any person to whom it is unlawful to make the offer or solicitation.

i

FORWARD-LOOKING STATEMENTS

      Statements contained in this prospectus supplement, or incorporated by reference herein, that are not historical facts are “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933. Forward-looking statements are based on management’s belief as well as assumptions made by, and information currently available to, management. Because such statements are based on expectations as to future economic performance and are not statements of fact, actual results may differ materially from those projected. Important factors that could cause future results to differ from management’s expectations include, but are not limited to the following:

•	Our earnings are affected by the timing and amount of rate relief and other decisions by our various public utility regulatory commissions;

•	Significant customer growth in Arizona and Nevada could strain our capital resources and impact earnings;

•	Our earnings are greatly affected by variations in temperature during the winter heating season;

•	Uncertain economic conditions may affect our ability to finance capital expenditures and to refinance maturing debt; and

•	Our liquidity, and in certain circumstances, earnings could be adversely affected by the cost of purchasing natural gas during periods in which natural gas prices are rising significantly.

      Other factors are discussed in this prospectus supplement and our other filings with the Securities and Exchange Commission (SEC). For more detail, you should review the section entitled “Risk Factors” in this prospectus supplement and the sections entitled “Company Risk Factors” in our Form 10-K for the fiscal year ended December 31, 2001 and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in our Annual Report for the year ended December 31, 2001 and our Quarterly Report on Form 10-Q for the quarter ended March 31, 2002, each of which is incorporated by reference in this prospectus supplement.

      The impact of these factors is difficult to predict and frequently involves matters that are beyond our control. Accordingly, while we believe these forward-looking statements to be reasonable, there can be no assurance that they will approximate actual experience or that any expectations that might be derived therefrom will be realized.

      When used in our documents or oral presentations, the words “anticipate,” “believe,” “estimate,” “expect,” “objective,” “projection,” “forecast,” “goal” or similar words are intended to identify forward-looking statements. We undertake no obligation to update or revise our forward-looking statements, whether as a result of new information, future events or otherwise.

ii

SUMMARY

      The following information should be read together with the information contained in the accompanying prospectus. You should carefully read this prospectus supplement and the accompanying prospectus, as well as the documents they incorporate by reference, to understand fully the terms of the notes and other considerations that may be important to you in making a decision about whether or not to invest in the notes. The terms “we,” “our,” “us,” “the Company,” “Southwest” and “Southwest Gas” refer to Southwest Gas Corporation and its subsidiaries, unless the context otherwise suggests. The term “you” refers to a prospective investor.

Southwest Gas

      Southwest Gas Corporation is the largest distributor of natural gas in Arizona, distributing and transporting natural gas in most of central and southern Arizona, including the Phoenix and Tucson metropolitan areas. The Company is also the largest distributor and transporter of natural gas in Nevada. In addition, the Company distributes and transports natural gas in portions of California, including the Lake Tahoe area in northern California and high desert and mountain communities in San Bernardino County. Northern Pipeline Construction Co., a wholly owned subsidiary of the Company, is a full-service underground piping contractor which provides utility companies with trenching and installation, replacement and maintenance services for energy distribution systems. During 2001, 88 percent of the Company’s net income came from its natural gas operations.

      During the twelve months ended December 31, 2001, the contribution to total natural gas operating margin (gas operating revenues less net cost of gas sold) from each of the Company’s major geographic areas was as follows: Arizona — 58 percent, Nevada — 34 percent, and California — 8 percent. During the same period, the Company earned 82 percent of total natural gas operating margin from residential and small commercial customers, 8 percent from other sales customers and 10 percent from transportation customers.

Recent Developments

First Quarter Earnings

      Quarter Ended March 31, 2002. The selected financial information set forth below is derived from the Company’s Quarterly Report on Form 10-Q for the three months ended March 31, 2002 and should be read in conjunction with the more detailed information, consolidated financial statements and related notes and applicable management’s discussion and analysis included therein.

	For the Three Months Ended

	March 31, 2002	March 31, 2001

	(In thousands, except per share
	amounts)
Income Statement:
Operating revenues	$499,501	$487,498
Operating expenses	419,184	413,392

Operating income	80,317	74,106
Net income	42,896	33,809
Earnings per share	$1.32	$1.06
Diluted earnings per share	$1.30	$1.05

      For the first quarter of 2002, earnings per share were $1.32, a $0.26 increase over the $1.06 earnings per share for the first quarter of 2001. Net income was $42.9 million, compared to $33.8 million in the prior period.

      First quarter 2002 gas operating margin was $182 million, a $14 million increase over the $168 million earned during the first quarter of 2001. The increase was the result of general rate relief and customer growth, partially offset by the impacts of weather between periods. General rate relief contributed $15 million in incremental operating margin during the quarter. Effective November 2001, annualized rate relief of $21.6 million was granted in Arizona and, effective December 2001, annualized rate relief of $19.4 million was granted in Nevada. We added 59,000 customers during the last 12 months who contributed $5 million in incremental operating margin during the quarter. Operating margin was reduced by $6 million between periods because weather during the prior period was colder than normal.

      Natural gas operating expenses increased $7.6 million, or eight percent, due to general cost increases and costs associated with the continued expansion and upgrading of the gas system to accommodate customer growth. Natural gas net financing costs decreased $1.1 million, or five percent, between periods. This is primarily due to a reduction in the outstanding balance of our revolving credit facility due to strong cash flows, following recovery of previously deferred purchased gas costs. Also contributing were low interest rates on variable rate debt instruments.

      In January 2002, we sold all of our interests in undeveloped property located in northern Arizona. The sale resulted in a one-time pretax gain of $8.9 million, which was recognized in the first quarter of 2002.

      Twelve-Months Ended March 31, 2002. The selected financial information set forth below is derived from the Company’s Quarterly Report on Form 10-Q for the twelve months ended March 31, 2002 and should be read in conjunction with the more detailed information, consolidated financial statements and related notes and applicable management’s discussion and analysis included therein.

	For the Twelve Months Ended

	March 31, 2002	March 31, 2001

	(In thousands, except per share
	amounts)
Income Statement:
Operating revenues	$1,408,691	$1,224,770
Operating expenses	1,268,497	1,078,653

Operating income	140,194	146,117
Net income	46,243	46,922
Earnings per share	$1.43	$1.49
Diluted earnings per share	$1.42	$1.48

      For the twelve months ended March 31, 2002, net income was $46.2 million, or $1.43 per share, compared to $46.9 million, or $1.49 per share, during the twelve-month period ended March 31, 2001. During this period, 90 percent of our earnings came from the natural gas segment.

      Natural gas operating margin increased $30 million between periods. Customer growth, coupled with increased margin from electric generation and industrial customers during 2001, contributed $29 million in incremental margin while rate relief added $20 million. Differences in heating demand caused by weather variations between periods resulted in a $19 million margin decrease. Modestly warmer-than-normal temperatures experienced during the current period reduced margin by $8 million. Prior period margin was $11 million higher than expected due to temperatures that were ten percent colder than normal.

      Natural gas operating expenses increased $36 million, or ten percent, reflecting general increases in labor and maintenance costs, higher uncollectible expenses and incremental costs associated with servicing additional customers. Natural gas net financing costs increased $5.3 million, or seven percent, due primarily to incremental borrowings to finance construction expenditures.

      Other income of our natural gas segment increased $6.7 million, net of tax, between periods. The increase was principally due to the gain on sale of property discussed previously, along with a $3 million pretax gain on the sale of certain assets recognized during the fourth quarter of 2001.

Recent Events Relating to Our Independent Public Accountant

      Our independent public accountant, Arthur Andersen LLP, was indicted on March 14, 2002 on charges of obstruction of justice in connection with the U.S. government’s investigation of Enron Corp. The SEC has stated that it will continue to accept financial statements audited by Andersen, and interim financial statements reviewed by it, so long as Andersen is able to make certain representations to us. While Andersen has made the required representations to us in connection with our audited financial statements for 2001, there can be no assurance that it will be able to do so in the future, that the SEC will continue to accept financial statements audited or reviewed by Andersen, or that Andersen will be able to perform the required services for us.

Summary Selected Financial Information

     The following summary selected financial information for each of the three years in the period ended December 31, 2001 is derived from the Company’s 2001 Annual Report on Form 10-K. The selected financial data for the twelve-month period ended March 31, 2002 is derived from the Company’s first quarter 2002 Quarterly Report on Form 10-Q. The Company’s consolidated financial statements in the 2001 Annual Report on Form 10-K have been audited by Arthur Andersen LLP, independent public accountants. The selected financial information set forth below should be read in conjunction with the detailed information, consolidated financial statements and related notes and applicable management’s discussion and analysis included in the 2001 Annual Report on Form 10-K and the Company’s first quarter 2002 Quarterly Report on Form 10-Q, which are incorporated herein by reference.

	Twelve
	Months
	Ended		Year Ended December 31,
	March 31,
	2002		2001		2000		1999

	(In thousands, except per share amounts and ratios)
Income Statement:
Operating revenues	$1,408,691		$1,396,688		$1,034,087		$936,866
Operating expenses	1,268,497		1,262,705		905,457		805,654

Operating income	140,194		133,983		128,630		131,212
EBITDA(1)	272,460		255,920		229,250		222,682
Net interest deductions(2)	79,518		80,731		70,671		63,202
Net income	46,243		37,156		38,311		39,310
Earnings per share	1.43		1.16		1.22		1.28
Diluted earnings per share	1.42		1.15		1.21		1.27
Balance Sheet
(end of period):
Total assets	$2,275,345		$2,369,612		$2,232,337		$1,923,442
Long-term debt	1,026,414	(3)	1,096,351	(4)	896,417		859,291
Total debt(5)	1,034,145		1,196,992		1,035,556		928,222
Redeemable preferred securities of Southwest Gas Capital I	60,000		60,000		60,000		60,000
Shareholders’ equity	602,712		561,200		533,467		505,425
Ratios:
Total debt to total capitalization(6)	61%		66%		64%		62%
EBITDA to interest (1)(7)	3.4	x	3.2	x	3.2	x	3.5	x
Total debt to EBITDA(1)(8)	3.8	x	4.7	x	4.5	x	4.2	x
Earnings to fixed charges(9)	1.75	x	1.59	x	1.60	x	1.78	x
Natural Gas Segment Data:
Operating margin	$529,584		$515,555		$476,000		$461,124
Construction expenditures and property additions	250,061		248,352		205,161		207,773
Net gas plant (end of period)	1,852,632		1,825,571		1,686,082		1,581,102
Number of customers (end of period)	1,411		1,397		1,337		1,274
Construction Services
Segment Data:
Revenues from unaffiliated customers	$139,091		$135,655		$107,686		$95,744
Revenues from Southwest Gas Corporation	67,513		67,931		55,690		49,967
Capital expenditures	16,055		17,228		18,079		21,730

(1)	Represents net income plus net interest deductions, income taxes and depreciation and amortization expense. Although not a part of generally accepted accounting principles, EBITDA is presented because we believe it is frequently used by securities analysts and others in evaluating companies and their ability to service debt.
(2)	Includes interest on current maturities and short-term debt.

(footnotes continued from prior page)

(3)	Includes $230 million in current maturities.
(4)	Includes $300 million in current maturities.
(5)	Long-term and short-term debt, plus current maturities.
(6)	Total debt divided by the sum of total debt, preferred securities and shareholders’ equity.
(7)	EBITDA divided by net interest deductions.
(8)	Total debt divided by EBITDA.
(9)	For purposes of computing the ratios of earnings to fixed charges, earnings are defined as the sum of pretax income plus fixed charges. Fixed charges consist of all interest expense, including capitalized interest, one-third of rent expense (which approximates the interest component of such expenses), preferred securities distributions and amortized debt costs.

The Offering

Issuer	Southwest Gas Corporation

Securities Offered	$200,000,000 in principal amount of % Senior Unsecured Notes due 2012

Maturity	, 2012

Interest Rate	% per year, accruing from , 2002

Interest Payment Dates	Each and , beginning , 2002

Ranking	The notes will be our unsecured general obligations and will rank on a parity with all of our other unsecured, unsubordinated indebtedness from time to time outstanding. There will be no limitations on the amount of indebtedness that may rank on a parity with the notes or on the amount of indebtedness that we may incur.

Optional Redemption	We may redeem all or a portion of the notes at any time at the redemption price described in this prospectus supplement plus accrued and unpaid interest to the date of redemption.

Covenants	We will be subject to covenants that restrict our ability to issue indebtedness for borrowed money secured by a lien, subject to certain exceptions, and to enter into certain sale and lease-back transactions as described under the heading “Description of Notes — Covenants” in this prospectus supplement. The notes will not contain any other financial or similar restrictive covenants.

Use of Proceeds	To redeem $100 million of our 9 3/4% Debentures, Series F, due 2002, maturing in June 2002, and to reduce outstanding revolving credit loans. See “Use of Proceeds.”

RISK FACTORS

      You should carefully consider the risks and uncertainties described and the other information in this prospectus supplement and the accompanying prospectus before investing in the notes.

Our liquidity, and in certain circumstances, earnings, could be adversely affected by the cost of purchasing natural gas during periods in which natural gas prices are rising significantly.

      Rate schedules in each of our service territories contain purchased gas adjustment clauses which permit us to file for rate adjustments to recover increases in the cost of purchased gas. Increases in the cost of purchased gas have no direct impact on our profit margins, but do affect cash flows and can therefore impact the amount of our capital resources. Natural gas prices were unusually high during the first half of 2001, but have since dropped. We have used short-term borrowings in the past to temporarily finance increases in purchased gas costs, and we expect to do so during 2002, if the need again arises.

      We may file requests for rate increases to cover the rise in the costs of purchased gas. Due to the nature of the regulatory process, there is a risk of a disallowance of full recovery of these costs during any period in which there has been a substantial run-up of these costs. Any material disallowance of purchased gas costs could have a material impact on cash flow and earnings. Gas procurement costs for our southern California customers are under review by the California Public Utilities Commission. Hearings in this matter were held in January 2002 with a final decision anticipated in the second quarter of 2002.

Significant customer growth in Arizona and Nevada could strain our capital resources and impact earnings.

      We continue to experience significant population and customer growth throughout our service territories. During 2001, we added 60,000 customers, a four percent growth rate. Over the last several years, customer growth has averaged five percent. This growth has required large amounts of capital to finance the investment in new transmission and distribution plant. In 2001, our natural gas construction expenditures totaled $248 million. Approximately 74 percent of these current-period expenditures represented new construction, and the balance represented costs associated with routine replacement of existing transmission, distribution and general plant.

      Cash flows from operating activities (net of dividends) have been inadequate, and are expected to continue to be inadequate, to fund all necessary capital expenditures. We have been funding this shortfall through the issuance of additional debt and equity securities, and will continue to do so. Our ability to issue additional securities is dependent upon, among other things, conditions in the capital markets, regulatory authorizations and our level of earnings.

      Our ability to earn the rates of return authorized by the Arizona Corporation Commission and the Public Utilities Commission of Nevada is also adversely affected by significant customer growth, because the rates we charge our distribution customers in Arizona and Nevada are derived using rate base, cost of service and cost of capital experienced in an historical test year, as adjusted. This results in “regulatory lag” which delays our recovery of some of the costs of capital improvements and operating costs from customers in Arizona and Nevada.

Our earnings are greatly affected by variations in temperature during the winter heating season.

      The demand for natural gas is seasonal and is greatly affected by temperature. Variability in weather from normal temperatures can materially impact results of operations. On cold days, use of gas by residential and commercial customers may be as much as eight times greater than on warm days because of the increased use of gas for space heating. Weather has been and will continue to be one of the dominant factors in our financial performance.

Uncertain economic conditions may affect our ability to finance capital expenditures and to refinance maturing debt.

      Our ability to finance capital expenditures, to refinance maturing debt and other matters will depend upon general economic conditions in the capital markets. The direction of interest rates is uncertain. Declining interest rates are generally believed to be favorable to utilities while rising interest rates are believed to be unfavorable because of the high capital costs of utilities. In addition, our authorized rate of return is based upon certain assumptions regarding interest rates. If interest rates are lower than assumed rates, our authorized rate of return could be reduced. If interest rates are higher than assumed rates, our ability to earn our authorized rate of return may be adversely impacted.

USE OF PROCEEDS

      The Company expects to receive net proceeds from the sale of the notes of approximately $                    , after deducting the underwriting discount and other estimated offering expenses. The Company intends to use such net proceeds to redeem $100 million of its 9 3/4% Debentures, Series F, due 2002, maturing in June 2002, and to reduce outstanding revolving credit loans. At March 31, 2002, the Company had outstanding revolving credit loans of $130 million, with an average interest rate of 2.34%. The Company’s revolving credit facility matures in June 2002.

RATIOS OF EARNINGS TO FIXED CHARGES

      The following table sets forth the Company’s ratios of earnings to fixed charges for the five years ended December 31, 2001 and the twelve months ended March 31, 2002:

	Twelve Months
	Ended	Year Ended December 31,
	March 31,
	2002	2001	2000	1999	1998	1997

Ratios of earnings to fixed charges(1)	1.75	1.59	1.60	1.78	2.08	1.28

(1)	For purposes of computing the ratios of earnings to fixed charges, earnings are defined as the sum of pretax income plus fixed charges. Fixed charges consist of all interest expense, including capitalized interest, one-third of rent expense (which approximates the interest component of such expenses), preferred securities distributions and amortized debt costs.

CAPITALIZATION

      The capitalization and short-term debt of the Company and its consolidated subsidiaries as of March 31, 2002, as adjusted to give effect to the issuance of the notes offered hereby and the application of the net proceeds therefrom (before deducting the underwriting discount and estimated offering expenses) are as follows:

	As of March 31, 2002

	Actual	As Adjusted

	(In thousands)
Short-term debt, including current maturities	$237,731	$37,731

Long term debt, less current maturities	$796,414	$796,414
% Senior Unsecured Notes due 2012	—	200,000
Redeemable preferred securities of Southwest Gas Capital I	60,000	60,000
Shareholders’ equity:
Common stock and additional paid-in capital	509,886	509,886
Retained earnings	92,826	92,826

Total shareholders’ equity	602,712	602,712

Total capitalization	$1,459,126	$1,659,126

BUSINESS STRATEGY

      Our overall strategy is to:

•	remain focused on our core businesses;

•	continue to be aggressive in managing growth;

•	continue to maximize efficiency and productivity;

•	understand our customers’ needs and deliver products and service at competitive prices;

•	maintain and improve working relationships with regulatory bodies and pursue rate relief when needed; and

•	pursue sensible strategic growth opportunities in our core businesses as such opportunities may arise.

BUSINESS OVERVIEW

      Our business is divided into two segments, natural gas operations, which distributes and transports natural gas, and our construction services segment, which provides utility companies with trenching and installation, replacement, and maintenance services for energy distribution systems.

Natural Gas Operations

Customer Growth and Capital Expenditures

      During 2001, the Company added 60,000 customers, a four percent increase, of which 31,000 customers were added in Arizona, 26,000 customers were added in Nevada and 3,000 customers were added in California. Customer growth over the past five years has averaged five percent annually. Based on current commitments from builders, customer growth is expected to approximate four percent in 2002.

      Financing this growth has required large amounts of capital to pay for new transmission and distribution plant to keep up with customer demand. For the twelve months ended December 31, 2001, construction expenditures totaled $248 million. Approximately 74 percent of these expenditures represented new construction and the balance represented costs associated with routine replacement of existing transmission, distribution and general plant.

      We estimate construction expenditures during the three-year period ending December 31, 2004 will be approximately $675 million. Of this amount, $225 million is expected to be incurred in 2002. During the three-year period, cash flow from operating activities (net of dividends) is estimated to fund approximately 75 to 80 percent of our gas operations’ total construction expenditures. The remaining cash requirements are expected to be provided by external financing sources. The timing, types and amount of these additional external financings will be dependent on a number of factors, including conditions in the capital markets, timing and amounts of rate relief, growth levels in our service areas and earnings.

Rates and Regulation

      Rates that we are authorized to charge our distribution system customers are determined by the Arizona Corporation Commission (ACC), Public Utilities Commission of Nevada (PUCN), and California Public Utilities Commission (CPUC) in general rate cases and are derived using rate base, cost of service, and cost of capital experienced in a historical test year, as adjusted in Arizona and Nevada, and projected for a future test year in California. The Federal Energy Regulatory Commission (FERC) regulates the northern Nevada transmission and liquefied natural gas (LNG) storage facilities of Paiute Pipeline Company (Paiute), a wholly owned subsidiary, and the rates it charges for transportation of gas directly to certain end-users and to various local distribution companies (LDCs). The LDCs transporting on the Paiute system are: Sierra Pacific Power Company (serving Reno and Sparks, Nevada), Avista Utilities (serving South Lake Tahoe, California), and the Company (serving Truckee and North Lake Tahoe, California and various locations throughout northern Nevada).

      Rates charged to customers vary according to customer class and rate jurisdiction and are set at levels allowing for the recovery of all prudently incurred costs, including a return on rate base sufficient to pay interest on debt, preferred securities distributions, and a reasonable return on common equity. Rate base consists generally of the original cost of utility plant in service, plus certain other assets such as working capital and inventories, less accumulated depreciation on utility plant in service, net deferred income tax liabilities, and certain other deductions. Rate schedules in all service areas contain purchased gas adjustment (PGA) clauses, which allow us to file for rate adjustments as the cost of purchased gas changes. In Nevada, tariffs provide for annual adjustment dates for changes in purchased gas costs. In addition, we may request to adjust rates more often, if conditions warrant. In Arizona, we adjust rates monthly for changes in purchased gas costs, within pre-established limits. In California, a monthly gas cost adjustment based on forecasted monthly prices is used to adjust rates. PGA rate changes affect cash flows but have no direct impact on profit margin. Filings to change rates in accordance with PGA clauses are subject to audit by state regulatory commission staffs.

Regulatory Proceedings

      Arizona General Rate Case. In October 2001, the ACC authorized us to increase rates by $21.6 million, or five percent, annually, effective November 2001, the beginning of the 2001-2002 heating season. The ACC order also approved changes in rate design that should improve revenue stability in Arizona. For example, the residential basic service charge was increased by $1.00 per month. In addition, the base gas cost rate was increased, allowing us to recover the deferred PGA balance more rapidly.

      Nevada General Rate Cases. In November 2001, we received approval from the PUCN to increase rates by $13.5 million, or five percent, annually in southern Nevada and $5.9 million, or five percent, annually in northern Nevada effective December 2001. In January 2002, the PUCN settled several open issues in the case regarding rate design. Changes included increasing the residential basic service charge by $2.00 per month in both jurisdictions, which should improve revenue stability in Nevada. The changes were effective February 2002 and did not impact the amount of rate relief granted.

      California General Rate Cases. In February 2002, we filed general rate applications with the CPUC for our northern and southern California jurisdictions. The application seeks annual increases over a five-year period beginning January 2003, which cumulatively amount to $6.3 million in northern California and $17.2 million in southern California. For 2003, an annualized $2.7 million, or 13 percent, revenue increase was requested for the northern jurisdiction and an annualized $6.7 million, or eight percent, revenue increase was requested for the southern jurisdiction. Additional smaller annual revenue increases are proposed in the subsequent years of the application through 2007. Hearings are expected to begin in the third quarter of 2002. The last general rate increases received in California were January 1998 in northern California and January 1995 in southern California.

      FERC General Rate Case. In July 1996, Paiute filed its most recent general rate case with FERC. FERC authorized a general rate increase effective January 1997. Additional rate relief is not yet necessary and, therefore, no general rate case filing is planned during 2002.

      Arizona PGA Filings. In Arizona, Southwest adjusts rates monthly for changes in purchased gas costs, within pre-established limits. In January 2002, Southwest filed an advice letter with the ACC to eliminate a temporary rate adjustment surcharge, which was otherwise set to expire at the end of the second quarter of 2002. This action was taken in recognition of moderating gas costs and projections of PGA balancing account activity. The filing was approved effective February 2002, and reduces revenues by $31.9 million annually with no reduction to margin.

      Nevada PGA Filings. In June 2001, the PUCN approved an agreement allowing us to increase rates by $74.6 million annually to recover higher gas costs. Effective July 2001, rates increased $47.2 million, or 23 percent, in southern Nevada and $27.4 million, or 36 percent, in northern Nevada. The agreement followed a thorough review by the Bureau of Consumer Protection (BCP) and PUCN Staff of our gas purchasing practices. We submitted the out-of-cycle PGA filing in January 2001 to recover gas costs incurred through December 2000.

      In October 2001, we submitted an out-of-cycle PGA filing to the PUCN to reduce rates in both the southern and northern Nevada rate jurisdictions. In November 2001, rate decreases of $48.6 million, or 17 percent, for southern Nevada and $15 million, or 14 percent, for northern Nevada were approved by the PUCN effective December 2001. In December 2001 and January 2002, we submitted additional out-of-cycle PGA filings to the PUCN for rate decreases in southern Nevada. The total of the two filings, $43.1 million, was agreed to in a settlement among all parties and approved by the PUCN effective February 2002.

      California PGA Filings. Effective December 2000, the CPUC authorized us to change the cost of gas included in sales rates each month to reflect the projected cost of gas for the current month. The treatment of monthly over/under-recoveries of gas costs varies by magnitude. Small amounts may be included in the following month’s estimated cost of gas for immediate recovery/refund. Large amounts may be deferred to the PGA account to be amortized over longer periods to avoid excessive fluctuation in prices. This mechanism allows the most timely recovery of gas costs within the three state operating area.

      California Order Instituting Investigation (OII). In July 2001, the CPUC ordered an investigation into the reasonableness of our natural gas procurement practices and costs from June 1999 through May 2001, and related measures taken to minimize gas costs beyond May 2001. During the third quarter of 2001, we filed a detailed report and testimony with the CPUC on these matters for both our northern and southern California service territories. The OII resulted from complaints by southern California customers about the size of monthly PGA rate increases that were necessary due to the unusually high cost of natural gas during the winter of 2000-2001. In regards to the southern California jurisdiction, the Office of Ratepayer Advocates and the County of San Bernardino recommended disallowances of $7.3 million and $11.7 million, respectively. No issues were raised related to the northern California rate jurisdiction. The proposed disallowances were based solely on our decisions not to purchase gas for storage during the winter of 2000-2001. Hearings were held in January 2002 with a final decision anticipated in the second quarter of 2002. We defended our decisions related to storage, based on testimony which demonstrated that injecting additional volumes of natural gas into storage during the 2000 injection season (April through September) could not be economically justified based on market conditions and price forecasts that existed at the time decisions were made. Management believes it has adequately defended the prudency of its gas procurement practices and, as a result, believes there is no legal basis for a disallowance.

Restructuring Initiatives

      Over the past four years, both the CPUC and the PUCN have initiated the development of new rules for the further restructuring of the natural gas distribution industry to allow more competition. However, the development of new rules has slowed in recent years and, in fact, the trend is toward re-regulation after the recent unfavorable experiences in the California market related to energy pricing. There are no similar initiatives in Arizona.

Demand for Natural Gas

      Deliveries of natural gas by the Company are made under a priority system established by state regulatory commissions. The priority system is intended to ensure that the gas requirements of higher-priority customers, primarily residential customers and other customers who use 500 therms of gas per day or less, are fully satisfied on a daily basis before lower-priority customers, primarily electric utility and large industrial customers able to use alternative fuels, are provided any quantity of gas or capacity.

      Demand for natural gas is greatly affected by temperature. On cold days, use of gas by residential and commercial customers may be as much as eight times greater than on warm days because of increased use of gas for space heating. To fully satisfy this increased high-priority demand, gas is withdrawn from storage in northern Nevada or southern California, or peaking supplies are purchased from suppliers. If necessary, service to interruptible lower-priority customers may be curtailed to provide the needed delivery system capacity. No curtailment occurred during the latest peak heating season. We maintain no backlog on orders for gas service.

Natural Gas Supply

      The Company is responsible for acquiring (purchasing) and arranging delivery of (transporting) natural gas to its system for all sales customers. We believe that natural gas supplies and pipeline capacity for transportation will continue to be sufficient to meet market demands in our service territories.

      Our primary objective with respect to gas supply is to ensure that adequate, as well as economical, supplies of natural gas are available from reliable sources. Gas is acquired from a wide variety of sources and a mix of purchase provisions, including spot market purchases and firm supplies with a variety of terms. During 2001, we acquired gas supplies from approximately 60 suppliers. This practice mitigates the risk of nonperformance by any one supplier.

      Balancing reliable supply assurances with the associated costs results in a continually changing mix of purchase provisions within the supply portfolios. To address the unique requirements of our various market areas, we assemble and administer separate natural gas supply portfolios for each of our jurisdictional areas. Firm and spot market natural gas purchases are made in a competitive bid environment. California purchases are subject to both fixed-price and index-based pricing arrangements. For the Nevada and Arizona portfolios, the majority of purchases involve index-based pricing arrangements. However, a portion of firm supplies is contracted on a fixed-price basis. This process allows us to acquire gas at current market prices in conjunction with a level of mitigation of price volatility. In managing our gas supply portfolio, we do not currently utilize stand-alone derivative financial instruments, but may do so in the future to hedge against possible price increases. Any such change would be undertaken only with regulatory commission authorization to recover costs associated with these activities.

      From the second quarter of 2000 through the second quarter of 2001, we experienced unprecedented increases in natural gas prices. The increase was due to many factors and was a nationwide phenomenon affecting utilities and consumers throughout the United States. These increases peaked during the winter of 2000-2001 when our system-wide average cost of gas was nearly $7.00 per dekatherm. Prices were significantly lower by the end of 2001, averaging less than $4.00 per dekatherm in December primarily as a result of lower energy demand, increased storage levels, and general economic conditions. Changes in natural gas supply were reflected in our PGA balances which reached a peak of $161 million in February 2001. At March 31, 2002, we had a cumulative over collection of our PGA balances of approximately $2 million.

      Gas supplies for our southern system (Arizona, southern Nevada, and southern California properties) are primarily obtained from producing regions in Colorado and New Mexico (San Juan basin), Texas (Permian basin), and Rocky Mountain areas. For our northern system (northern Nevada and northern California properties), we obtain gas from Rocky Mountain producing areas and from Canada.

      We arrange for transportation of gas to our Arizona, Nevada, and California service territories through the pipeline systems of El Paso Natural Gas Company (El Paso), Kern River Gas Transmission Company (Kern River), Transwestern Pipeline Company, Northwest Pipeline Corporation, Paiute, and Southern California Gas Company. We continually monitor supply and pipeline capacity availability on both short- and long-term bases to ensure the continued reliability of service to our customers. We currently receive firm transportation service, both on a short-and long-term basis, for all of our service territories on the pipeline systems noted above, and also have interruptible contracts in place that allow additional capacity to be utilized should an unforeseen need arise.

      We believe that the current level of contracted firm interstate capacity is sufficient to serve each of our service territories. As the need arises to acquire additional capacity on one of the interstate pipeline transmission systems, primarily due to customer growth, we consider available options to obtain the capacity, either through the use of firm contracts with a pipeline company or by purchasing capacity on the open market.

      In our Arizona service territories, we receive the contractual benefit of being a full-requirements shipper on the El Paso system. The capacity needs of a full-requirements shipper are met before those of other shippers. Certain filings by El Paso with FERC during 2001 prompted non full-requirements shippers to file a complaint with FERC. This complaint alleges among other things that unlimited rights of full-requirements shippers cause damage to other shippers because there is insufficient pipeline capacity to serve all firm requirements for all shippers. FERC has currently taken no action on the complaint although we believe that the status of full-requirements shippers may change as a result of these complaints. The Company, along with the ACC and other full-requirements shippers, has and will continue to actively participate in any proceedings related to the complaint in order to serve the best interests of its Arizona customers.

Competition

      Electric utilities are our principal competitors for the residential and small commercial markets throughout our service areas. Competition for space heating, general household, and small commercial energy needs generally occurs at the initial installation phase when the customer/builder typically makes the decision as to which type of equipment to install and operate. The customer will generally continue to use the chosen energy source for the life of the equipment. As a result of our success in these markets, we have experienced consistent growth among residential and small commercial customer classes.

      Unlike residential and small commercial customers, certain large commercial, industrial, and electric generation customers have the capability to switch to alternative energy sources. To date, we have been successful in retaining most of these customers by setting rates at levels competitive with alternative energy sources such as electricity, fuel oils, and coal. However, increases in natural gas prices, if sustained for an extended period of time, may impact our ability to retain some of these customers. Overall, we do not anticipate any material adverse impact on operating margin from fuel switching.

      We continue to compete with interstate transmission pipeline companies, such as El Paso, Kern River, and Tuscarora Gas Transmission Company, to provide service to certain large end-users. End-use customers located close to these interstate pipelines pose a potential threat of bypassing our system by connecting to the pipelines directly and, therefore, require us to closely monitor each customer situation and provide competitive service in order to retain the customer. We have remained competitive through the use of negotiated transportation contract rates, special long-term contracts with electric generation and cogeneration customers, and new tariff programs. These competitive response initiatives have helped mitigate the financial impact from the threat of bypass and the potential loss of margin currently earned from large customers.

Environmental Matters

      Federal, state, and local laws and regulations governing the discharge of materials into the environment have had little direct impact upon us. Environmental efforts, with respect to matters such as protection of endangered species and archeological finds, have increased the complexity and time required to obtain pipeline rights-of-way and construction permits.

Construction Services

      Northern Pipeline Construction Co. (Northern, or the construction services segment) is a full-service underground piping contractor, which provides utility companies with trenching and installation, replacement, and maintenance services for energy distribution systems. Northern contracts primarily with LDCs to install, repair, and maintain energy distribution systems from the town border station to the end-user. The primary focus of business operations is main and service replacement as well as new business installations. Construction work varies from relatively small projects to the piping of entire communities. Construction activity is seasonal in most areas. Peak construction periods are the summer and fall months in colder climate areas, such as the Midwest. In the warmer climate areas, such as the southwestern United States, construction continues year round.

      Northern’s business activities are often concentrated in utility service territories where existing energy lines are scheduled for replacement. An LDC will typically contract with Northern to provide pipe replacement services and new line installations. Contract terms generally specify unit-price or fixed-price arrangements. Unit-price contracts establish prices for all of the various services to be performed during the contract period. These contracts often have annual pricing reviews. During 2001, approximately 92 percent of revenue was earned under unit-price contracts. As of December 31, 2001 no significant backlog existed with respect to outstanding construction contracts.

      Competition within the industry traditionally has been limited to several regional competitors in what has been a largely fragmented industry. Several national competitors also exist within the industry. Northern currently operates in approximately 17 major markets nationwide. Its customers are the primary LDCs in those markets. During 2001, Northern served 53 major customers, with Southwest Gas Corporation accounting for approximately 33 percent of its revenues. No other customer had a relatively significant contribution to Northern revenues.

Properties

      The plant investment of the natural gas segment consists primarily of transmission and distribution mains, compressor stations, peak shaving/storage plants, service lines, meters, and regulators which comprise the pipeline systems and facilities located in and around the communities we serve. We also have other properties such as land, buildings, furnishings, work equipment, vehicles and software systems in plant investment. We lease several properties, including an LNG storage plant in northern Nevada, a portion of our corporate headquarters office complex located in Las Vegas, Nevada, and administrative offices in Phoenix, Arizona. Total gas plant, exclusive of leased property, at December 31, 2001 was $2.6 billion, including construction work in progress. We believe that our properties are suitable and adequate for our purposes.

      Substantially all gas main and service lines are constructed across property owned by others under right-of-way grants obtained from the record owners thereof, on the streets and grounds of municipalities under authority conferred by franchises or otherwise, or on public highways or public lands under authority of various federal and state statutes. None of the numerous county and municipal franchises are exclusive, and some are of limited duration. These franchises are renewed regularly as they expire, and we anticipate no serious difficulties in obtaining future renewals.

      With respect to the right-of-way grants, we have had continuous and uninterrupted possession and use of all such rights-of-way, and the associated gas mains and service lines, commencing with the initial stages of the construction of such facilities. Permits have been obtained from public authorities in certain instances to cross or to lay facilities along roads and highways. These permits typically are revocable at the election of the grantor and we occasionally must relocate our facilities when requested to do so by the grantor. Permits have also been obtained from railroad companies to cross over or under railroad lands or rights-of-way, which in some instances require annual or other periodic payments and are revocable at the election of the grantors.

      We operate two primary pipeline transmission systems:

•	a system owned by Paiute, extending from the Idaho-Nevada border to the Reno, Sparks, and Carson City areas and communities in the Lake Tahoe area in both California and Nevada and other communities in northern and western Nevada; and

•	a system extending from the Colorado River at the southern tip of Nevada to the Las Vegas distribution area.

      Northern’s operations are conducted from 17 field locations with corporate headquarters located in Phoenix, Arizona. All buildings are leased from third parties. The lease terms are typically five years or less. Field location facilities consist of a small building for repairs and land to store equipment.

Legal Proceedings

      On July 19, 1999, Southern Union Company filed a complaint in the U.S. District Court for the District of Arizona (Case No. CIV-99-1294 PHX (ROS)), as amended on October 11, 1999, and July 25, 2000, asserting a variety of claims against us and certain of our officers and directors arising out of the failed acquisition of the Company by ONEOK, Inc. and the Company’s rejection of competing offers from Southern Union. The Court has dismissed a number of Southern Union’s claims. The only claim remaining against an officer or director of the Company is Southern Union’s claim that Michael O. Maffie, the Chief Executive Officer of the Company, fraudulently induced Southern Union to enter into a confidentiality and standstill agreement. The Court has ruled that damages for this claim and the remaining claims against the Company are limited to Southern Union’s out-of-pocket expenses and any punitive damages it can prove.

      There is also an ongoing criminal investigation in Phoenix, Arizona concerning activities surrounding the failed acquisition by ONEOK. We are cooperating fully with this investigation.

      We have been named as defendant in various other legal proceedings. The ultimate dispositions of these proceedings are not presently determinable; however, we believe that none of this litigation will have a material adverse impact on the Company’s financial position or results of operations.

DESCRIPTION OF NOTES

      The notes will be issued under an Indenture, dated as of July 15, 1996 (the “Indenture”), between the Company and The Bank of New York, as successor to Harris Trust and Savings Bank, as Trustee (the “Trustee”). The following summary sets forth certain general terms of the notes and is subject to the detailed provisions of the Indenture; whenever particular provisions of the Indenture are referred to, such provisions are incorporated herein by reference as part of the statement made and such statement is qualified in its entirety by such reference. Capitalized terms that are used and not otherwise defined herein shall have meanings assigned to them in the Indenture. Additional information regarding the notes is set forth in the accompanying prospectus under the caption “Description of Debt Securities.”

General

      The notes will be initially limited in principal amount to $200,000,000. The notes will bear interest from                     , 2002, or from the most recent interest payment date to which interest has been paid at the rates of interest set forth on the cover page of this prospectus supplement. Interest will be payable semiannually on                     and                     , commencing                     , 2002, to the persons in whose name the notes are registered at the close of business on the                     or                     next preceding such interest payment date. For so long as the notes are registered in the name of the depository, or its nominee, the principal and interest due on the notes will be payable by the Company or its agent to the depository for payment to its Participants (as defined herein) for subsequent disbursement to the beneficial owners. Interest will be computed on the basis of a 360-day year of twelve 30-day months. The notes will mature on the date shown on the cover page of this prospectus supplement. We may in the future, without the consent of the holders of the notes, issue and sell additional notes on the same terms and conditions and with the same CUSIP numbers as the notes being offered hereby. These additional notes will be deemed to be part of the same series as the notes offered hereby and will vote together with all other notes of this series for purposes of amendments, waivers and all other matters with respect to this series.

Unsecured Obligations

      The notes will be our unsecured general obligations and will rank on a parity with all our other unsecured, unsubordinated indebtedness from time to time outstanding. There are no limitations on the amount of indebtedness that we may incur, or capital stock that we may issue.

Optional Redemption

      We may redeem all or a portion of the notes at our option at any time or from time to time. The redemption price for the notes to be redeemed on any redemption date will be equal to the greater of the following amounts:

•	100 percent of the principal amount of the notes being redeemed on the redemption date; or

•	the sum of the present values of the remaining scheduled payments of principal and interest on the notes being redeemed on that redemption date (not including any portion of any payments of interest accrued to the redemption date) discounted to the redemption date on a semiannual basis at the Adjusted Treasury Rate (as defined below) plus basis points, as determined by the Reference Treasury Dealer (as defined below);

plus, in each case, accrued and unpaid interest thereon to the redemption date. Notwithstanding the foregoing, installments of interest on notes that are due and payable on interest payment dates falling on or prior to a redemption date will be payable on the interest payment date to the registered holders as of the close of business on the relevant record date according to the notes and the Indenture. The redemption price will be calculated on the basis of a 360-day year consisting of twelve 30-day months.

      We will mail notice of any redemption at least 30 days but not more than 60 days before the redemption date to each registered holder of the notes to be redeemed. Once notice of redemption is mailed, the notes called for redemption will become due and payable on the redemption date and at the applicable redemption price, plus accrued and unpaid interest to the redemption date. If we elect to redeem all or a portion of the notes, that redemption will not be conditional upon receipt by the paying agent or the trustee of monies sufficient to pay the redemption price. See “Description of Debt Securities — Redemption” in the accompanying prospectus.

      Unless we default in payment of the redemption price, on and after the redemption date, interest will cease to accrue on the notes or portions thereof called for redemption.

“Adjusted Treasury Rate” means, with respect to any redemption date, the rate per year equal to the semiannual equivalent yield to maturity of the Comparable Treasury Issue, assuming a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for such redemption date.

“Comparable Treasury Issue” means the United States Treasury security selected by the Reference Treasury Dealer as having a maturity comparable to the remaining term of the notes to be redeemed that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining term of such notes.

“Comparable Treasury Price” means, with respect to any redemption date, (A) the average of the Reference Treasury Dealer Quotations for such redemption date, after excluding the highest and lowest of such Reference Treasury Dealer Quotations, or (B) if the Trustee obtains fewer than three such Reference Treasury Dealer Quotations, the average of all such quotations, or (C) if only one Reference Treasury Dealer Quotation is received, such quotation.

“Reference Treasury Dealer” means (A) Banc of America Securities LLC or BNY Capital Markets, Inc. (or their respective affiliates which are Primary Treasury Dealers), and their respective successors; provided, however, that if any of the foregoing shall cease to be a primary U.S. Government securities dealer in New York City (a “Primary Treasury Dealer”), we will substitute therefor another Primary Treasury Dealer; and (B) any other Primary Treasury Dealer(s) selected by the Trustee after consultation with us.

“Reference Treasury Dealer Quotation” means, with respect to each Reference Treasury Dealer and any redemption date, the average, as determined by the Trustee, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to the Trustee by such Reference Treasury Dealer at 5:00 p.m. (New York City time) on the third business day preceding such redemption date.

Covenants

      Restrictions on Liens. We will not, at any time during which any notes are outstanding, issue, assume or guarantee any Debt, secured by any Lien upon our property or assets (whether such property or assets are now owned or hereafter acquired), without in any such case effectively securing, prior to or concurrently with the issuance, assumption or guarantee of any such Debt, the notes (together with, if we shall so determine, any other indebtedness of ours or guarantee by us ranking equally with the notes and then existing or thereafter created) equally and ratably with (or, at our option, prior to) such Debt. The foregoing restrictions do not apply to or prevent the creation of:

•	Liens on any property acquired, constructed or improved by us after August 1, 1996 that are created or assumed contemporaneously with, or within 120 days after, such acquisition or completion of the construction or improvement, or within six months thereafter pursuant to a firm commitment for financing arranged with a lender or investor within such 120-day period, to secure or provide for the payment of all or any part of the purchase price of such property or the cost of such construction or improvement incurred after August 1, 1996, or, in addition to Liens referred to in the second and third subsections below, Liens on any property existing at the time of acquisition thereof, provided that the Liens do not apply to any property theretofore owned by us other than, in the case of any such construction or improvement, any theretofore unimproved property on which the property so constructed or the improvement is located;

•	existing Liens on any property or indebtedness of a Corporation that is merged with or into or consolidated with us, provided that the Liens do not apply to any property theretofore owned by us;

•	Liens in favor of the United States, any state, or any foreign country or any department, agency or instrumentality or political subdivision of any such jurisdiction to secure partial, progress, advance or other payment pursuant to any contract or statute or to secure any indebtedness incurred for the purpose of financing all or any part of the purchase price or cost of constructing or improving the property subject to such Liens, including, without limitation, Liens to secure Debt of the pollution control or industrial revenue bond type;

•	Liens on our current assets to secure loans which mature within 12 months from the creation thereof and which are made in the ordinary course of business;

•	Liens on our property (including any natural gas, oil or other mineral property) to secure all or part of the cost of exploration or drilling for or development of oil or gas reserves or laying a pipeline or to secure Debt incurred to provide funds for any such purpose;

•	any Lien existing on August 1, 1996;

•	Liens on moneys or U.S. Government Obligations deposited with the Trustee pursuant to the provisions of the Indenture summarized under “Description of Debt Securities — Defeasance and Covenant Defeasance” in the accompanying Prospectus; and

•	Liens for the sole purpose of extending, renewing or replacing, in whole or in part, Liens securing Debt of the type referred to in the foregoing subsections or this subsection, provided, however, that the principal amount of Debt so secured at the time of such extension, renewal or replacement may not be increased, and that such extension, renewal or replacement is limited to all or part of the property or indebtedness which secured the Lien so extended, renewed or replaced (plus improvements on such property).

      Notwithstanding the foregoing, we may issue, assume or guarantee Debt secured by a Lien, which would otherwise be subject to the restrictions described in the first paragraph above up to an aggregate amount that, together with all our other Indebtedness (other than the Debt secured by Liens described in the first paragraph above) that would otherwise be subject to the foregoing restrictions and the Value of all Sale and Lease-back Transactions existing at that time (other than any Sale and Lease-back Transaction that, if it had been a Lien, would have been permitted under the first subsection of the first paragraph above and other than Sale and Lease-back Transactions as to which application of amounts have been made in accordance with the second bullet of the first paragraph under “— Restrictions on Sale and Lease-back Transactions”), does not at the time exceed 10 percent of Total Capitalization.

      Restrictions on Sale and Lease-back Transactions. We will not, at any time during which any notes are outstanding, enter into any Sale and Lease-back Transaction unless the proceeds from such sale are at least equal to the fair value of the property being sold and leased-back and either:

•	we are entitled under the provisions described in the preceding paragraph to incur Debt secured by a Lien on such property without equally and ratably securing the notes; or

•	within 120 days of the effective date of the Sale and Lease-back Transaction, we apply, or covenant that we will apply, an amount not less than the fair value of such property to one or more of (A) the payment or other retirement of Funded Debt which is senior to or on parity with the notes (other than our Funded Debt) or (B) the purchase of other property at not more than its fair value (other than the property involved in such sale).

      Certain Definitions. The terms set forth below are defined in the Indenture as follows:

“Capitalized Lease” means any lease of our property (whether real, personal or mixed) by us as lessee that would, in conformity with generally accepted accounting principles, be required to be accounted for as a capital lease on our balance sheet.

“Corporation” means a corporation, association, company, joint-stock company or business trust.

“Debt” means debt issued, assumed or guaranteed by us for money borrowed.

“Funded Debt” means all our Indebtedness that by its terms or by the terms of any instrument or agreement relating thereto matures more than one year from, or is directly or indirectly renewable or extendable at our option to a date more than one year from the date of creation thereof (including an option under a revolving credit or similar agreement obligating the lender or lenders to extend credit over a period of one year or more), but excluding any payments due under the terms thereof within 12 months of any date of determination (including any deposit or payment required to be made under any repayment provision, sinking fund, purchase fund or similar provision).

“Indebtedness” means, as applied to any Person, Capitalized Leases, bonds, notes, debentures and other securities representing obligations for borrowed money created or assumed by such Person. All indebtedness guaranteed as to payment of principal in any manner by such Person or in effect guaranteed by such Person through a contingent agreement to purchase such indebtedness, and all indebtedness secured by a Lien upon property owned by such Person and upon which such Person customarily pays interest, even though such Person has not assumed or become liable for the payment of such indebtedness, shall for all purposes thereof be deemed to be “Indebtedness” of such Person.

“Lien” means any lien, mortgage, pledge, security interest, charge or other encumbrance of any kind.

“Person” means any individual, Corporation, limited liability company, partnership, joint venture, trust, unincorporated organization or government or any agency or political subdivision thereof.

“Sale and Lease-Back Transaction” means any arrangement with any Person providing for the lease to us of our property (except for temporary leases for a term, including any renewal thereof, of not more than three years), which property has been or is to be sold or transferred by us to such Person.

“Total Capitalization” means, as at any time, the aggregate of (a) all amounts outstanding on such date classified as our shareholders’ equity on such date, (b) all amounts outstanding on such date classified as our preferred or preference stock on such date and (c) all amounts of our Funded Debt outstanding on such date determined on an unconsolidated basis.

“U.S. Government Obligations” means securities which are (a) direct obligations of the United States of America for the payment of which its full faith and credit is pledged, or (b) obligations of a Person controlled or supervised by and acting as an agency or instrumentality of the United States of America the payment of which is unconditionally guaranteed as a full faith and credit obligation by the United States of America, which, in either case, are not callable or redeemable at the option of the issuer thereof, and shall also include a depository receipt issued by a bank or trust company as custodian with respect to any such U.S. Government Obligations or a specific payment of interest on or principal of any such U.S. Government Obligations held by such custodian for the account of the holder of a depository receipt, provided that (except as required by law) such custodian is not authorized to make any deduction from the amount payable to the holder of such depository receipt, in respect of the U.S. Government Obligations, or from any amount received by the custodian, in respect of the U.S. Government Obligations or the specific payment of interest on or principal of the U.S. Government Obligations evidenced by such depository receipt.

“Value” means, with respect to a Sale and Lease-back Transaction, as of any particular time, the amount equal to the greater of: (a) the net proceeds from the sale or transfer of the property leased pursuant to such Sale and Lease-back Transaction; and (b) the fair value, in the opinion of our board of directors, of such property at the time of entering into such Sale and Lease-back Transaction, in either case divided first by the number of full years of the term of the lease and then multiplied by the number of full years of such term remaining at the time of determination, without regard to any renewal or extension options contained in the lease.

Global Notes

      The Depository Trust Company (“DTC”) will act as securities depository for the notes. The notes will be issued as fully-registered securities registered in the name of Cede & Co. (DTC’s partnership nominee) or such other name as may be requested by an authorized representative of DTC. One fully registered note certificate will be issued for the notes, in the aggregate principal amount of such issue, and will be deposited with DTC.

      DTC, the world’s largest depository, is a limited-purpose trust company organized under the New York Banking Law, a “banking organization” within the meaning of the New York Banking Law, a member of the Federal Reserve System, a “clearing corporation” within the meaning of the New York Uniform Commercial Code, and a “clearing agency” registered pursuant to the provisions of Section 17A of the Securities Exchange Act of 1934. DTC holds and provides asset servicing for over 2 million issues of U.S. and non-U.S. equity issues, corporate and municipal debt issues, and money market instruments from over 85 countries that DTC’s participants (“Direct Participants”) deposit with DTC. DTC also facilitates the post-trade settlement among Direct Participants of sales and other securities transactions in deposited securities, through electronic computerized book-entry transfers and pledges between Direct Participants’ accounts. This eliminates the need for physical movement of securities certificates. Direct Participants include both U.S. and non-U.S. securities brokers and dealers, banks, trust companies, clearing corporations, and certain other organizations. DTC is a wholly-owned subsidiary of The Depository Trust & Clearing Corporation (“DTCC”). DTCC, in turn, is owned by a number of Direct Participants of DTC and Members of the National Securities Clearing Corporation, Government Securities Clearing Corporation, MBS Clearing Corporation, and Emerging Markets Clearing Corporation, (NSCC, GSCC, MBSCC, and EMCC, also subsidiaries of DTCC), as well as by The New York Stock Exchange, Inc., the American Stock Exchange LLC, and the National Association of Securities Dealers, Inc. Access to the DTC system is also available to others such as both U.S. and non-U.S. securities brokers and dealers, banks, trust companies, and clearing corporations that clear through or maintain a custodial relationship with a Direct Participant, either directly or indirectly (“Indirect Participants”). DTC has Standard & Poor’s highest rating: AAA. The DTC Rules applicable to its Participants are on file with the SEC. More information about DTC can be found at www.dtcc.com.

      Purchases of notes under the DTC system must be made by or through Direct Participants, which will receive a credit for the notes on DTC’s records. The ownership interest of each actual purchaser of each note (“Beneficial Owner”) is in turn to be recorded on the Direct and Indirect Participants’ records. Beneficial Owners will not receive written confirmation from DTC of their purchase. Beneficial Owners are, however, expected to receive written confirmations providing details of the transaction, as well as periodic statements of their holdings, from the Direct or Indirect Participant through which the Beneficial Owner entered into the transaction. Transfers of ownership interests in the notes are to be accomplished by entries made on the books of Direct and Indirect Participants acting on behalf of Beneficial Owners. Beneficial Owners will not receive certificates representing their ownership interests in notes, except in the event that use of the book-entry system for the notes is discontinued. To facilitate subsequent transfers, all notes deposited by Direct Participants with DTC are registered in the name of DTC’s partnership nominee, Cede & Co., or such other name as may be requested by an authorized representative of DTC. The deposit of notes with DTC and their registration in the name of Cede & Co. or such other DTC nominee do not effect any change in beneficial ownership. DTC has no knowledge of the actual Beneficial Owners of the notes; DTC’s records reflect only the identity of the Direct Participants to whose accounts such notes are credited, which may or may not be the Beneficial Owners. The Direct and Indirect Participants will remain responsible for keeping account of their holdings on behalf of their customers. Conveyance of notices and other communications by DTC to Direct Participants, by Direct Participants to Indirect Participants, and by Direct Participants and Indirect Participants to Beneficial Owners will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time. Beneficial Owners of notes may wish to take certain steps to augment the transmission to them of notices of significant events with respect to the notes, such as tenders, defaults, and proposed amendments to the note documents. For example, Beneficial Owners of notes may wish to ascertain that the nominee holding the notes for their benefit has agreed to obtain and transmit notices to Beneficial Owners. In the alternative, Beneficial Owners may wish to provide their names and addresses to the registrar and request that copies of notices be provided directly to them.

      Neither DTC nor Cede & Co. (nor any other DTC nominee) will consent or vote with respect to notes unless authorized by a Direct Participant in accordance with DTC’s procedures. Under its usual procedures, DTC mails an Omnibus Proxy to the Company as soon as possible after the record date. The Omnibus Proxy assigns Cede & Co.’s consenting or voting rights to those Direct Participants to whose accounts notes are credited on the record date (identified in a listing attached to the Omnibus Proxy).

      Distributions on the notes will be made to Cede & Co., or such other nominee as may be requested by an authorized representative of DTC. DTC’s practice is to credit Direct Participants’ accounts upon DTC’s receipt of funds and corresponding detail information from the Company or the Trustee, on the payable date in accordance with their respective holdings shown on DTC’s records. Payments by Participants to Beneficial Owners will be governed by standing instructions and customary practices, as is the case with securities held for the accounts of customers in bearer form or registered in “street name,” and will be the responsibility of such Participant and not of DTC (nor its nominee), the Trustee, or the Company, subject to any statutory or regulatory requirements as may be in effect from time to time. Payment of distributions to Cede & Co. (or such other nominee as may be requested by an authorized representative of DTC) is the responsibility of the Company or the Trustee, disbursement of such payments to Direct Participants will be the responsibility of DTC, and disbursement of such payments to the Beneficial Owners will be the responsibility of Direct and Indirect Participants.

      DTC may discontinue providing its services as depository with respect to the notes at any time by giving reasonable notice to the Company or the Trustee. Under such circumstances, in the event that a successor depository is not obtained, note certificates are required to be printed and delivered.

      The Company may decide to discontinue use of the system of book-entry transfers through DTC (or a successor securities depository). In that event, note certificates will be printed and delivered.

      The information in this section concerning DTC and DTC’s book-entry system has been obtained from sources that the Company believes to be reliable, but the Company takes no responsibility for the accuracy thereof.

UNDERWRITING

      Subject to the terms and conditions set forth in an underwriting agreement dated                , 2002, among us and the underwriters named below, we have agreed to sell to each of the underwriters and each of the underwriters has agreed to purchase from us the principal amount of notes set forth opposite its name below.

Underwriter	Principal Amount

Banc of America Securities LLC	$
BNY Capital Markets, Inc.
Banc One Capital Markets, Inc.
Tokyo-Mitsubishi Capital (USA), Inc.
Fleet Securities, Inc.

Total		$200,000,000

      The obligations of the underwriters, including their agreement to purchase notes from us, are several and not joint. The underwriting agreement provides that the obligations of the underwriters are subject to certain conditions and that the underwriters will be obligated to purchase all of the notes if any are purchased.

      The underwriters have advised us that they propose to initially offer the notes to the public at the offering price appearing on the cover page of this prospectus supplement and to some dealers at a price that represents a concession not in excess of 0.      percent of the principal amount of the notes. Any underwriter may allow, and any of these dealers may reallow, a concession not in excess of 0.  percent of the principal amount of the notes. After the initial offering of the notes, the underwriters may from time to time vary the offering price and other selling terms.

      The notes are a new issue of securities with no established trading market. We do not intend to apply for listing of the notes on any national securities exchange or for quotation of the notes on any automated dealer quotation system. The underwriters have advised us that they intend to make a market in the notes after the offering, although they are under no obligation to do so. The underwriters may discontinue any market making activities at any time without any notice. We can give no assurance as to the liquidity of the trading market for the notes or that a public trading market for the notes will develop.

      In connection with the offering of the notes, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the notes. Specifically, the underwriters may overallot in connection with the offering of the notes, creating a syndicate short position. In addition, the underwriters may bid for, and purchase, the notes in the open market to cover short positions or to stabilize the price of the notes. Finally, the underwriters may reclaim selling concessions allowed for distributing the notes in the offering, if the underwriters repurchase previously distributed notes in transactions to cover short positions, in stabilization transactions or otherwise. Any of these activities may stabilize or maintain the market prices of the notes above independent market levels. The underwriters are not required to engage in any of these activities at any time.

      We estimate that our share of the total expenses of the offering, excluding underwriting discounts and commissions, will be approximately $200,000.

      Affiliates of certain of the underwriters are lenders to us under revolving credit arrangements and will receive a portion of the amounts repaid from the proceeds of this offering. See “Use of Proceeds.” Because more than 10% of the net proceeds of this offering will be paid to affiliates of members of the National Association of Securities Dealers, Inc. (the “NASD”) who are participating in this offering, this offering is being conducted in compliance with Rule 2710(c)(8) of the Conduct Rules of the NASD.

      We have agreed to indemnify the underwriters against, or contribute to payments that the underwriters may be required to make in respect of, certain liabilities, including liabilities under the Securities Act of 1933.

      Some of the underwriters and certain of their affiliates have provided, and may continue to provide, commercial banking or other services to us. Affiliates of certain of the underwriters are lenders under our revolving credit agreement.

LEGAL MATTERS

      Certain legal matters in connection with the offering of the notes will be passed upon for us by Robert M. Johnson, Esq., the Company’s Assistant General Counsel, who beneficially owned, either directly or indirectly, as of April 26, 2002, 3,413 shares of our common stock, and by O’Melveny & Myers LLP and for the underwriters, by Pillsbury Winthrop LLP.

EXPERTS

      The audited consolidated financial statements incorporated by reference in this prospectus supplement have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report included in the Annual Report on Form 10-K for the year ended December 31, 2001, and are included herein in reliance upon the authority of said firm as experts in accounting and auditing in giving said report.

INCORPORATION BY REFERENCE

      The SEC allows us to “incorporate by reference” information into this prospectus supplement and the accompanying prospectus. This means that we can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is considered to be part of this prospectus supplement and the accompanying prospectus, except for any information that is superceded by information that is included directly in this document. We incorporate by reference the documents listed below and any future filings we make with the SEC under sections 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act of 1934 prior to the termination of our offering of the notes.

      This prospectus supplement and the accompanying prospectus incorporate by reference our Annual Report on Form 10-K for the year ended December 31, 2001 (including portions of our proxy statement for our annual meeting in 2002), our Quarterly Report on Form 10-Q for the period ended March 31, 2002 and our Current Report on Form 8-K filed on January 10, 2002, all of which we have previously filed with the SEC but have not included or delivered with this document. These documents contain important information about us and our financial position.

      Southwest will provide, without charge, to each person to whom a copy of this prospectus supplement and accompanying prospectus has been delivered a copy of any and all of these filings. You may request a copy of these filings by writing or telephoning us at:

Southwest Gas Corporation
5241 Spring Mountain Road
P.O. Box 98510
Las Vegas, Nevada 89193-8510
Attention: Corporate Secretary
Telephone: (702) 876-7237

PROSPECTUS

$400,000,000

SOUTHWEST GAS CORPORATION

Debt Securities, Preferred Stock,

Depositary Shares and Common Stock

       We may offer and sell the securities from time to time in one or more offerings. This prospectus provides you with a general description of the securities we may offer.

      Each time we sell securities we will provide a supplement to this prospectus that contains specific information about the offering and the terms of the securities. The supplement may also add, update or change information contained in this prospectus. You should carefully read this prospectus and any supplement before you invest in any of our securities.

      Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is December 21, 2001.

ABOUT THIS PROSPECTUS

      This prospectus is part of “shelf” registration statements that we filed with the United States Securities and Exchange Commission, or the “SEC”. By using shelf registration statements, we may sell up to $400,000,000 offering price of any combination of the securities described in this prospectus from time to time and in one or more offerings. This prospectus only provides you with a general description of the securities that we may offer. Each time we sell securities, we will provide a supplement to this prospectus that contains specific information about the terms of the securities. The supplement may also add, update or change information contained in this prospectus. Before purchasing any securities, you should carefully read both this prospectus and any supplement, together with the additional information described under the heading “Where You Can Find More Information”.

      You should rely only on the information contained or incorporated by reference in this prospectus and in any supplement. We have not authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We will not make an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus and any supplement to this prospectus is accurate as of the dates on their covers. Our business, financial condition, results of operations and prospects may have changed since those dates.

FORWARD-LOOKING STATEMENTS

      This prospectus, any accompanying prospectus supplement and the additional information described under the heading “Where You Can Find More Information” may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are subject to risks and uncertainties and are based on the beliefs and assumptions of our management, based on information currently available to our management. When we use words such as “believes,” “expects,” “anticipates,” “intends,” “plans,” “estimates,” “should” or similar expressions, we are making forward-looking statements. Forward-looking statements include the information concerning possible or assumed future results of operations set forth under “Business” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in our Annual Reports on Form 10-K and our 2001 Quarterly Reports on Form 10-Q incorporated by reference into this prospectus.

      Forward-looking statements are not guarantees of performance. They involve risks, uncertainties and assumptions. Our future results and shareholder value may differ materially from those expressed in these forward-looking statements. Many of the factors that will determine these results and values are beyond our ability to control or predict. These statements are necessarily based upon various assumptions involving judgements with respect to the future including, among others, our ability to achieve revenue growth, national, regional and local economic, competitive and regulatory conditions and developments, technological developments, capital market conditions, inflation rates, interest rates, energy markets, weather conditions, business and regulatory or legal decisions, the pace of deregulation of retail natural gas and electricity, the timing and extent of changes in commodity prices for oil, natural gas and electricity, the timing and amount of rate relief, changes in gas procurement practices, changes in capital requirements and funding, the impact of conditions in the capital markets on financing costs, resolution of pending litigation, acquisitions and competition. You are cautioned not to put undue reliance on any forward-looking statements. For those statements, we claim the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995.

      You should also consider any other factors contained in this prospectus or in any accompanying supplement, including the information incorporated by reference into this prospectus or into any accompanying supplement.

WHERE YOU CAN FIND MORE INFORMATION

Available Information

      Southwest Gas Corporation (Southwest) files reports, proxy statements and other information with the SEC. Information filed with the SEC by Southwest can be read and copied at the Public Reference Room maintained by the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549.

      You may also obtain copies of this information by mail from the Public Reference Section of the SEC, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, at prescribed rates. Further information on the operation of the SEC’s Public Reference Room in Washington, D.C. can be obtained by calling the SEC at 1-800-SEC-0330.

      The SEC also maintains a web site that contains reports, proxy statements and other information about issuers, such as Southwest, who file electronically with the SEC. The address of that site is http://www.sec.gov.

      Southwest’s common stock is listed on the New York Stock Exchange (NYSE: SWX) and the Pacific Stock Exchange (PSE: SWX), and reports, proxy statements and other information concerning Southwest can also be inspected at the offices of the New York Stock Exchange at 20 Broad Street, New York, New York 10005 and at the offices of the Pacific Stock Exchange, 301 Pine Street, San Francisco, California 94104. In addition, reports, proxy statements and other information concerning Southwest can be inspected at its offices at 5241 Spring Mountain Road, Las Vegas, Nevada 89150.

      This prospectus is part of registration statements that we filed with the SEC. The full registration statements may be obtained from the SEC or Southwest, as indicated below. Forms of the indentures, and other documents establishing the terms of the offered securities and the guarantees may be filed as exhibits to the registration statements or in a current report on Form 8-K. Statements in this prospectus about these documents are summaries. You should refer to the actual documents for a more complete description of the relevant matters.

Incorporation by Reference

      The rules of the SEC allow us to “incorporate by reference” information into this prospectus, which means that we can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is deemed to be part of this prospectus, and later information that we file with the SEC will automatically update and supersede that information. The prospectus incorporates by reference the documents set forth below that have been previously filed with the SEC. These documents contain important information about Southwest.

SEC Filings	Period

Annual Report on Form 10-K	Year Ended December 31, 2000

Quarterly Reports on Form 10-Q	For the Quarters ended March 31, 2001, June 30, 2001 and September 30, 2001

Current Reports on Form 8-K	Dated May 21, 2001, June 21, 2001, July 26, 2001 and September 24, 2001

      We are also incorporating by reference all additional documents that we file with the SEC pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended, between the date of the initial filing of the registration statement of which this prospectus is a part and the effectiveness of the registration statement, as well as between the date of this prospectus and the termination of the offering of securities described in this prospectus.

      Southwest will provide, without charge, to each person to whom a copy of this prospectus has been delivered a copy of any and all of these filings. You may request a copy of these filings by writing or telephoning us at:

Southwest Gas Corporation
5241 Spring Mountain Road
P.O. Box 98510
Las Vegas, Nevada 89193-8510
Attention: Corporate Secretary
Telephone: (702) 876-7237

SOUTHWEST GAS CORPORATION

      Southwest is a California corporation principally engaged in the business of purchasing, transporting, and distributing natural gas in portions of Arizona, Nevada and California. Our several service areas are geographically as well as economically diverse. Southwest is the largest distributor in Arizona distributing and transporting natural gas in most of southern, central and northwestern Arizona, including the Phoenix and Tucson metropolitan areas. We are also the largest distributor and transporter of natural gas in Nevada, serving the Las Vegas metropolitan area and northern Nevada. In addition, we distribute and transport natural gas in portions of California, including the Lake Tahoe area and the high desert and mountain areas in San Bernardino County. Southwest also provides local gas distribution companies with trenching and installation, replacement and maintenance services for underground natural gas distribution systems, through Northern Pipeline Construction Co., a wholly owned subsidiary.

      Southwest is subject to regulation by the Arizona Corporation Commission, the Public Utilities Commission of Nevada, and the California Public Utilities Commission (the “CPUC”). The CPUC regulates the issuance of all securities by Southwest, with the exception of short-term borrowings. Certain of Southwest’s accounting practices, transmission facilities and rates are subject to regulation by the Federal Energy Regulatory Commission.

      Our administrative offices are located at 5241 Spring Mountain Road, P.O. Box 98510, Las Vegas, Nevada 89193-8510, telephone number (702) 876-7237.

USE OF PROCEEDS

      Unless stated otherwise in the applicable prospectus supplement, the proceeds from the sale of offered securities will be used to retire indebtedness and for general corporate purposes, including the acquisition of property for the construction, completion, extension or improvement of pipeline systems and facilities located in and around the communities Southwest serves.

RATIOS OF SOUTHWEST’S EARNINGS TO FIXED CHARGES

      The following table sets forth the ratios of Southwest’s earnings to fixed charges for Southwest.

	For the Twelve	For the Year Ended December 31,
	Months Ended
	September 30, 2001	2000	1999	1998	1997	1996

Ratios of earnings to fixed charges(1):	1.66	1.60	1.78	2.08	1.28	1.15

(1)	For purposes of computing the ratios of earnings to fixed charges, earnings are defined as the sum of pretax income from continuing operations plus fixed charges. Fixed charges consist of all interest expense including capitalized interest, one-third of rent expense (which approximates the interest component of such expense) and amortized debt costs.

DESCRIPTION OF DEBT SECURITIES

      The following description sets forth the general terms and provisions of the debt securities that Southwest may offer by this prospectus. The indebtedness represented by the debt securities will rank equally with all other unsecured and unsubordinated debt.

      The indenture gives us broad authority to set the particular terms of each series of debt securities, including the right to modify certain of the terms contained in the indenture. The particular terms of a series of debt securities and the extent, if any, to which the particular terms of the issue modify the terms of the indenture will be described in the prospectus supplement relating to the debt securities.

      The indenture contains the full legal text of the matters described in this section. Because this section is a summary, it does not describe every aspect of the debt securities or the applicable indenture. This summary is subject to and qualified in its entirety by reference to all the provisions of the indenture, including definitions of terms used in the indenture. We also include references in parentheses to certain sections of the indenture. Whenever we refer to particular sections or defined terms of the indentures in this prospectus or in a prospectus supplement, these sections or defined terms are incorporated by reference herein or in the prospectus supplement. This summary also is subject to and qualified by reference to the description of the particular terms of the debt securities described in the applicable prospectus supplement or supplements.

General

      We may issue an unlimited amount of debt securities under the indenture in one or more series. We need not issue all debt securities of one series at the same time and, unless otherwise provided, we may reopen a series, without the consent of the holders of the debt securities of that series, for issuances of additional debt securities of that series. The debt securities of Southwest will be unsecured obligations.

      We refer you to the applicable prospectus supplement for a description of the following terms of the series of debt securities:

(a) the title of the debt securities;

(b) any limit upon the principal amount of the debt securities;

(c) the date or dates on which principal will be payable or how to determine the dates;

(d) the rate or rates or method of determination of interest; the date from which interest will accrue; the dates on which interest will be payable, which we refer to as the “interest payment dates;” and any record dates for the interest payable on the interest payment dates;

(e) any obligation or option to redeem, purchase or repay debt securities, or any option of the registered holder to require Southwest to redeem or repurchase debt securities, and the terms and conditions upon which the debt securities will be redeemed, purchased or repaid;

(f) the denominations in which the debt securities will be issuable (if other than denominations of $1,000 and any integral multiple thereof);

(g) whether the debt securities are to be issued in whole or in part in the form of one or more global debt securities and, if so, the identity of the depositary for the global debt securities;

(h) whether the debt securities are to be issued in whole or in part in bearer form and, if so, the terms and conditions for the payment of interest;

(i) the opportunity to convert or exchange debt securities to common stock, preferred stock or other debt securities; and

(j) any other terms of the debt securities.

(See Section 301.)

Payment of Debt Securities

Interest

      Unless indicated differently in a prospectus supplement, we will pay interest on the debt security on each interest payment date by check mailed and/or wire transferred to the person in whose name the debt security is registered as of the close of business on the regular record date relating to the interest payment date, except that interest payable at stated maturity, upon redemption or otherwise, will be paid to the person to whom principal is paid.

      However, if we default in paying interest on a debt security, we will pay defaulted interest in either of the two following ways:

(a) We will first propose to the trustee a payment date for the defaulted interest. Next, the trustee will choose a special record date for determining which registered holders are entitled to the payment. The special record date will be between 10 and 15 days before the payment date we propose. Finally, we will pay the defaulted interest on the payment date to the registered holder of the debt security as of the close of business on the special record date.

(b) Alternatively, we can propose to the trustee any other lawful manner of payment that is consistent with the requirements of any securities exchange on which the debt securities are listed for trading. If the trustee thinks the proposal is practicable, payment will be made as proposed.

(See Section 307.)

Principal

      Unless we indicate differently in a prospectus settlement, we will pay principal of and any premium and interest on the debt securities at stated maturity, upon redemption or otherwise, upon presentation of the debt securities at the office of the trustee, as our paying agent. Any other paying agent initially designated for the debt securities of a particular series will be named in the applicable prospectus supplement.

      In our discretion, we may change the place of payment on the debt securities, and may remove any paying agent and may appoint one or more additional paying agents. (See Section 1002.)

Form; Transfers; Exchanges

      The debt securities will be issued in fully registered, bearer, coupon or global form and in denominations that are even multiples of $1,000, unless otherwise provided in a prospectus supplement.

      You may exchange or transfer debt securities at the office of the trustee. The trustee acts as our agent for registering debt securities in the names of holders and transferring debt securities. We may appoint another agent or act as our own agent for this purpose. The entity performing the role of maintaining the list of registered holders is called the “security registrar.” It will also perform transfers.

      In our discretion, we may change the place for registration of transfer of the debt securities and may remove and/or appoint one or more additional security registrars. (See Sections 305 and 1002.)

      Except as otherwise provided in a prospectus supplement, there will be no service charge for any transfer or exchange of the debt securities, but you may be required to pay a sum sufficient to cover any tax or other governmental charge payable in connection with the transfer or exchange. We may block the transfer or exchange of (a) debt securities during a period of 15 days prior to giving any notice of redemption or (b) any debt security selected for redemption in whole or in part, except the unredeemed portion of any debt security being redeemed in part. (See Section 305.)

Global Securities

      The debt securities may be issued in the form of one or more global securities that will be deposited with a depositary identified in the applicable prospectus supplement. Under this arrangement, the depositary will hold the certificate for the debt securities and establish a book-entry registration and transfer system to cover the beneficial ownership of the debt securities. The book entry registration and transfer system is designed to eliminate the need to hold individual certificates representing the debt securities and ease the transfer and exchanges of interests, without affecting the rights and interests you may have as an owner of an interest in the debt securities. The specific terms of the depositary arrangement with respect to any debt securities to be issued in global form will be described in the applicable prospectus supplement.

Redemption

      We will set forth any terms for the redemption of debt securities in a prospectus supplement. Unless we indicate differently in a prospectus supplement, and except with respect to debt securities redeemable at the option of the registered holder, debt securities will be redeemable upon notice by mail between 30 and 60 days prior to the redemption date. If less than all of the debt securities of any series or any part of a series are to be redeemed, the trustee will select the debt securities to be redeemed. In the absence of any provision for selection, the trustee will choose a method of random selection it deems fair and appropriate. (See Sections 1102, 1103 and 1104.)

      Debt securities will cease to bear interest on the redemption date. We will pay the redemption price and any accrued interest once you surrender the debt security for redemption. (See Section 1105.) If only part of a debt security is redeemed, the trustee will deliver to you a new debt security of the same series for the remaining portion without charge. (See Section 1107.)

      We may make any redemption conditional upon the receipt by the paying agent, on or prior to the date fixed for redemption, of money sufficient to pay the redemption price. If the paying agent has not received the money by the date fixed for redemption, we will not be required to redeem the debt securities. (See Section 1106.)

Events of Default

      An “event of default” occurs with respect to debt securities of any series if:

we do not pay any interest on any debt securities of the applicable series within 30 days of the due date;

we do not pay principal or premium on any debt securities of the applicable series on its due date;

we do not pay any sinking fund payments, when due, on any debt securities of the applicable series;

we remain in breach of a covenant or warranty (excluding covenants and warranties solely applicable to a specific series) of the indenture for 60 days after we receive a written notice of default stating we are in breach and requiring remedy of the breach; the notice must be sent by either the trustee or registered holders of 25% of the principal amount of debt securities of the applicable series;

we do not pay any portion of the principal of any other debt, including debt securities of any other series, with the principal amount outstanding of at least $15,000,000, when due and payable, for ten business days after we have received written notice of the default stating we are in breach and requiring remedy of the breach; notice must be sent by either the trustee or registered holders of 25% of the principal amount of debt securities of the applicable series;

(f) file for bankruptcy or other specified events in bankruptcy, insolvency, receivership or reorganization occur; or

(g) any other event of default specified in the prospectus supplement occurs.

(See Section 501.)

      No event of default with respect to a series of debt securities necessarily constitutes an event of default with respect to the debt securities of any other series issued under the indenture.

Remedies

Acceleration

      If an event of default occurs and is continuing with respect to any series of debt securities, then either the trustee or the registered holders of 25% in principal amount of the outstanding debt securities of that series may declare the principal amount of all of the debt securities of that series to be due and payable immediately. (See Section 502.)

Rescission of Acceleration

      After the declaration of acceleration has been made and before the trustee has obtained a judgment or decree for payment of the money due, the declaration and its consequences will be rescinded and annulled, if:

(a) we pay or deposit with the trustee a sum sufficient to pay:

(1) all overdue interest;

(2) the principal of and any premium which have become due otherwise than by the declaration of acceleration and overdue interest on these amounts;

(3) interest on overdue interest to the extent lawful;

(4) all amounts due to the trustee under the indenture; and

(b) all events of default, other than the nonpayment of the principal which has become due solely by the declaration of acceleration, have been cured or waived as provided in the indenture.

      (See Section 502.)

      For more information as to waiver of defaults, see “Waiver of Default and of Compliance” below.

Control By Registered Holders; Limitations

      Subject to the indenture, if an event of default with respect to the debt securities of any one series occurs and is continuing, the registered holders of a majority in the principal amount of the outstanding debt securities of that series will have the right to:

(a) direct the time, method and place of conducting any proceeding for any remedy available to the trustee; or

(b) exercise any trust or power conferred on the trustee with respect to the debt securities of the series; provided that

(i) the registered holders’ directions will not conflict with any law or the indenture; and

(ii) the registered holders’ directions may not involve the trustee in personal liability where the trustee believes indemnity is not adequate.

      The trustee may also take any other action it deems proper which is consistent with the registered holders’ direction. (See Sections 512 and 603.)

      In addition, the indenture provides that no registered holder of any debt security will have any right to institute any proceeding, judicial or otherwise, with respect to the indenture for the appointment of a receiver or for any other remedy thereunder unless:

(a) that registered holder has previously given the trustee written notice of a continuing event of default;

(b) the registered holders of 25% in aggregate principal amount of the outstanding debt securities of all affected series, considered as one class, have made written request to the trustee to institute proceedings in respect of that event of default;

(c) the registered holders have offered the trustee reasonable indemnity against costs and liabilities incurred in complying with the request; and

(d) for 60 days after receipt of the notice, the trustee has failed to institute a proceeding and no direction inconsistent with the request has been given to the trustee during the 60-day period by the registered holders of a majority in aggregate principal amount of outstanding debt securities of the affected series.

      Furthermore, no registered holder will be entitled to institute any action if and to the extent that the action would disturb or prejudice the rights of other registered holders. (See Section 507.)

      However, each registered holder has an absolute and unconditional right to receive payment when due and to bring a suit to enforce that right. (See Section 508.)

Notice of Default

      The trustee is required to give the registered holders of the debt securities notice of any default under the indenture to the extent required by the Trust Indenture Act, unless the default has been cured or waived; except that in the case of an event of default of the character specified above in clause (d) under “Events of Default,” no notice shall be given to the registered holders until at least 30 days after the occurrence thereof. (See Section 602.) The Trust Indenture Act currently permits the trustee to withhold notices of default (except for certain payment defaults) if the trustee in good faith determines the withholding of the notice to be in the interest of the registered holders.

      We will furnish the trustee with an annual statement as to the compliance by Southwest with the conditions and covenants in the indenture. (See Section 1004.)

Waiver of Default and of Compliance

      The registered holders of a majority in aggregate principal amount of the outstanding debt securities of any series may waive, on behalf of the registered holders of all debt securities of the series, any past default under the indenture, except a default in the payment of principal, premium or interest, or with respect to compliance with certain provisions of the indenture that cannot be amended without the consent of the registered holder of each outstanding debt security. (See Section 513.)

      Compliance with certain covenants in the indenture or otherwise provided with respect to debt securities may be waived by the registered holders of a majority in aggregate principal amount of the affected debt securities, considered as one class. (See Section 513.)

Consolidation, Merger and Conveyance of Assets as an Entirety; No Financial Covenants

      Subject to the provisions described in the next paragraph, Southwest will preserve its corporate existence. (See Section 1005.)

      Southwest has agreed not to consolidate with or merge into any other entity, or to convey, transfer or lease its properties and assets substantially as an entirety to any entity, unless:

(a) the entity formed by the consolidation or into which Southwest is merged, or the entity which acquires or which leases the property and assets of Southwest substantially as an entirety, is an entity organized and existing under the laws of the United States of America or any State thereof or the District of Columbia, and expressly assumes, by supplemental indenture, the due and punctual payment of the principal, premium and interest on all the outstanding debt securities (or the debt securities guarantees endorsed thereon, as the case may be) and the performance of all of the covenants of Southwest as the case may be, under the indenture; and

(b) immediately after giving effect to the transactions, no event of default, and no event which after notice or lapse of time or both would become an event of default, will have occurred and be continuing.

(See Section 801.)

      The indenture does not contain any financial or other similar restrictive covenants. Any such covenants with respect to any particular series of debt securities will be set forth in the applicable prospectus supplement.

Modification of Indenture

Without Registered Holder Consent

      Without the consent of any registered holders of debt securities, we and the applicable trustee may enter into one or more supplemental indentures for any of the following purposes:

(a) to evidence the succession of another entity to Southwest; or

(b) to add one or more covenants of Southwest or other provisions for the benefit of the registered holders of all or any series of debt securities, or to surrender any right or power conferred upon Southwest; or

(c) to add any additional events of default for all or any series of debt securities; or

(d) to change or eliminate any provision of the indenture or to add any new provision to the indenture provided that such change, elimination or addition does not effect any outstanding security; or

(e) to establish the form or terms of debt securities of any series as permitted by the indenture; or

(f) to add to or change any of the provisions with respect to bearer securities, provided that such action will not adversely affect the holders of such securities; or

(g) to evidence and provide for the acceptance of appointment of a successor trustee; or

(h) to cure any ambiguity, or inconsistency or to make any other changes that do not adversely affect the interests of the registered holders in any material respect.

(See Section 901.)

      If the Trust Indenture Act is amended after the date of the indenture so as to require changes to the indenture or the elimination of provisions which, at the date of the indenture or at any time thereafter, were required by the Trust Indenture Act to be contained in the indenture, the indenture will be deemed to have been amended so as to conform to the amendment or to effect the changes or elimination, and Southwest and the applicable trustee may, without the consent of any registered holders, enter into one or more supplemental indentures to effect or evidence the amendment. (See Section 107.)

With Registered Holder Consent

      We and the trustee may, with some exceptions, amend or modify any indenture with the consent of the registered holders of at least a majority in aggregate principal amount of the debt securities of all series affected by the amendment or modification. However, no amendment or modification may, without the consent of the registered holder of each outstanding debt security directly affected thereby:

(a) change the stated maturity of the principal or interest on any debt security (other than pursuant to the terms thereof), or reduce the principal amount, interest or premium payable or change the currency in which any debt security is payable, impair the right to bring suit to enforce any payment, or modify the provisions of this Indenture with respect to conversion or exchange in a manner adverse to the holders;

(b) reduce the percentages of registered holders whose consent is required for any supplemental indenture or waiver; or

(c) modify certain of the provisions in the indenture relating to supplemental indentures.

      A supplemental indenture which changes or eliminates any provision of the indenture expressly included solely for the benefit of registered holders of debt securities of one or more particular series will be deemed not to affect the rights under the indenture of the registered holders of debt securities of any other series. (See Section 902.)

Miscellaneous Provisions

      The indenture provides that certain debt securities, including those for which payment or redemption money have been deposited or set aside in trust as described under “Defeasance and Covenant Defeasance” below, will not be deemed to be “outstanding” in determining whether the registered holders of the requisite principal amount of the outstanding debt securities have given or taken any demand, direction, consent or other action under the indenture as of any date, or are present at a meeting of registered holders for quorum purposes. (See Section 101.)

      We will be entitled to set any day as a record date for the purpose of determining the registered holders of outstanding debt securities of any series entitled to give or take any demand, direction, consent or other action under the indenture, in the manner and subject to the limitations provided in the indenture. In certain circumstances, the trustee also will be entitled to set a record date for action by registered holders. If a record date is set for any action to be taken by registered holders of particular debt securities, the action may be taken only by persons who are registered holders of the respective debt securities on the record date. (See Section 104.)

Defeasance and Covenant Defeasance

      The indenture provides, unless the terms of the particular series of debt securities provide otherwise, that we may, upon satisfying several conditions, cause ourselves to be:

(a) discharged from our obligations, with some exceptions, with respect to any series of debt securities, which we refer to as “defeasance” (See Section 1301); and

(b) released from our obligations under certain covenants with respect to any series of debt securities, which we refer to as “covenant defeasance”. (See Section 1302.)

      One condition we must satisfy is the irrevocable deposit with the trustee, in trust, of money and/or government obligations which, through the scheduled payment of principal and interest on those obligations, would provide sufficient funds to pay the principal of and any premium and interest on those debt securities on the maturity dates of the payment or upon redemption. (See Section 1304(1).)

      The indenture permits defeasance with respect to any series of debt securities even if a prior covenant defeasance has occurred with respect to the debt securities of that series. Following a defeasance, payment of the debt securities defeased may not be accelerated because of an event of default. Following a covenant defeasance, payment of the debt securities may not be accelerated by reference to the covenants described in the description of covenant defeasance above. However, if such an acceleration were to occur, the realizable value at the acceleration date of the money and government obligations in the defeasance trust could be less than the principal and interest then due on the respective debt securities, since the required deposit in the defeasance trust would be based upon scheduled cash flows rather than market value, which would vary depending upon interest rates and other factors.

      Under current United States federal income tax law, the defeasance contemplated in the preceding paragraphs would be treated as an exchange of the relevant debt securities in which holders of the debt securities might recognize gain or loss. In addition, the amount, timing and character of amounts that holders would be required thereafter to include in income might be different from that which would be includable in the absence of such defeasance. Prospective investors are urged to consult their own tax advisors as to the specific consequences of a defeasance, including the applicability and effect of tax laws other than United States federal income tax laws.

      Under current United States federal income tax laws, unless accompanied by other changes in the terms of the debt securities, covenant defeasance should not be treated as a taxable exchange.

Resignation and Removal of the Trustee; Deemed Resignation

      The trustee may resign at any time by giving written notice to us.

      The trustee may also be removed by act of the registered holders of a majority in principal amount of the then outstanding debt securities of any series.

      No resignation or removal of the trustee and no appointment of a successor trustee will become effective until the acceptance of appointment by a successor trustee in accordance with the requirements of the indenture. (See Section 610.)

      Under certain circumstances, we may appoint a successor trustee and if the successor accepts, the trustee will be deemed to have resigned.

Governing Law

      Each indenture and the related debt securities will be governed by and construed in accordance with the laws of the State of New York. (See Section 112.)

DESCRIPTION OF SOUTHWEST’S

COMMON, PREFERRED AND PREFERENCE STOCK

      The following description of Southwest’s common stock, preferred stock, and preference stock is only a summary and is qualified in its entirety by reference to the articles of incorporation and bylaws of Southwest. Therefore, you should read carefully the more detailed provisions of Southwest’s Restated Articles of Incorporation, as amended, Amended Bylaws, and Amended and Restated Rights Agreement, dated February 9, 1999, between Southwest and The Bank of New York, as rights agent, copies of which are incorporated by reference as exhibits to the registration statement of which this prospectus is a part.

General

      The authorized capital stock of Southwest consists of (1) 45,000,000 shares of Southwest common stock, with a $1.00 par value, (2) 5,000,000 shares of preferred stock, without par value, and (3) 2,000,000 shares of preference stock with a $20.00 par value. As of September 30, 2001, there were issued and outstanding 32,363,458 shares of Southwest common stock and no shares of Southwest preferred stock. All preference stock is reserved for issuance under the terms of Southwest’s Amended and Restated Rights Agreement. No other classes of capital stock are authorized under the Southwest Restated Articles of Incorporation, as amended.

Common Stock

      The holders of Southwest common stock are entitled to receive such dividends as the Southwest board of directors may from time to time declare, subject to any rights of holders of outstanding shares of Southwest preferred and preference stock. Except as otherwise provided by law, each holder of common stock is entitled to one vote per share on each matter submitted to a vote of a meeting of shareholders, subject to cumulative voting rights with respect to the election of directors and any class or series voting rights of holders of preferred and preference stock.

      In the event of any liquidation, dissolution or winding up of Southwest, whether voluntary or involuntary, the holders of shares of Southwest common stock, subject to any rights of the holders of outstanding shares of Southwest preferred or preference stock, are entitled to receive any remaining assets of Southwest after the discharge of its liabilities.

      Holders of Southwest common stock are not entitled to preemptive rights to subscribe for or purchase any part of any new or additional issue of stock or securities convertible into stock. Southwest common stock does not contain any redemption provisions or conversion rights and is not liable to assessment or further call.

      Each outstanding share of Southwest common stock is accompanied by a right to purchase one one-hundredth of a share of preference stock, with $20.00 par value, of Southwest at a price of $45.00 per right, subject to certain anti-dilution adjustments. The Southwest board of directors has reserved all of the shares of such stock for issuance upon exercise of the rights, as more fully discussed below under the heading “Anti-Takeover Matters — Shareholder Rights Plan.”

      Southwest is the registrar and transfer agent for its common stock.

Preferred Stock

      The Southwest board of directors is authorized, pursuant to the Southwest articles of incorporation, to issue up to 5,000,000 shares of Southwest preferred stock in one or more series and to fix and determine the number of shares of preferred stock of any series, to determine the designation of any such series, to increase or decrease the number of shares of any such series subsequent to the issue of shares of that series, and to determine or alter the rights, preferences, privileges and restrictions granted to or imposed upon any such series. Currently there are no shares of Southwest preferred stock outstanding.

      Prior to the issuance of shares of each series of preferred stock, the board of directors is required to adopt resolutions and file a certificate of determination with the Secretary of State of the State of California. The certificate of determination will fix for each series the designation and number of shares and the rights, preferences, privileges and restrictions of the shares including, but not limited to, the following:

(a) the title and stated value of the preferred stock;

(b) voting rights, if any, of the preferred stock;

(c) any rights and terms of redemption (including sinking fund provisions);

(d) the dividend rate(s), period(s) and/or payment date(s) or method(s) of calculation applicable to the preferred stock;

(e) whether dividends are cumulative or non-cumulative, and if cumulative, the date from which dividends on the preferred stock will accumulate;

(f) the relative ranking and preferences of the preferred stock as to dividend rights and rights upon the liquidation, dissolution or winding up of our affairs;

(g) the terms and conditions, if applicable, upon which the preferred stock will be convertible into common stock or another series of preferred stock, including the conversion price (or manner of calculation) and conversion period;

(h) the provision for redemption, if applicable, of the preferred stock;

(i) the provisions for a sinking fund, if any, for the preferred stock;

(j) liquidation preferences;

(k) any limitations on the issuance of any class or series of preferred stock ranking senior to or on a parity with the class or series of preferred stock as to dividend rights and rights upon liquidation, dissolution or winding up of our affairs; and

(l) any other specific terms, preferences, rights, limitations or restrictions of the preferred stock.

      In addition to the terms listed above, we will set forth in a prospectus supplement the following terms relating to the class or series of preferred stock being offered:

(a) the number of shares of the preferred stock offered, the liquidation preference per share and the offering price of the preferred stock;

(b) the procedures for any auction and remarketing, if any, for the preferred stock;

(c) any listing of the preferred stock on any securities exchange; and

(d) a discussion of any material and/or special United States federal income tax considerations applicable to the preferred stock.

Rank

      Unless we specify otherwise in the applicable prospectus supplement, the preferred stock will rank, with respect to dividends and upon our liquidation, dissolution or winding up:

(a) senior to all classes or series of our common stock and to all of our equity securities ranking junior to the preferred stock;

(b) on a parity with all of our equity securities the terms of which specifically provide that the equity securities rank on a parity with the preferred stock; and

(c) junior to all of our equity securities the terms of which specifically provide that the equity securities rank senior to the preferred stock.

      Unless otherwise indicated in a prospectus supplement, Southwest will be the transfer agent, dividend and redemption price disbursement agent, and registrar for each series of preferred stock.

DESCRIPTION OF DEPOSITARY SHARES

      The following description of depositary shares is only a summary and is qualified by any prospectus supplement and deposit agreement and depositary receipt used in connection with the issuance of each series of preferred stock issued through the use of depositary shares. Therefore, you should read carefully the more detailed description that would be contained in any applicable prospectus supplement and form of deposit agreement and depositary receipt, copies of which are incorporated by reference as exhibits to the registration statement of which this prospectus is a part.

      Southwest may offer fractional shares of preferred stock by issuing receipts for depositary shares. The shares of any series of preferred stock represented by depositary shares will be deposited with a bank or trust company and the holders will be issued a depositary receipt entitling them, in proportion to the fraction of a share the receipt represents, to all the rights and preferences of the preferred stock, as more fully described above under the heading “Description of Southwest’s Common, Preferred and Preference Stock — Preferred Stock.”

      The bank or trust company that will be the depositary will function as the intermediary between Southwest and the holders of the depositary receipts. Dividends and other distributions will be provided to the depositary for ultimate distribution to the holders. Redemption of the depositary shares and voting the underlying preferred stock will also be coordinated through the depositary. Holders will have the right to surrender their depositary receipts to the depositary and be entitled to receive whole shares of preferred stock that are represented by such receipts.

Though the preferred stock will continue to have all of the rights and preferences, there may be no market opportunity to trade such stock and once withdrawn from the depositary, it may not be redeposited.

      Southwest will pay all transfer and other taxes and governmental charges arising solely from the existence of the depositary arrangement. Southwest will also pay charges of the depositary in connection with the initial deposit of the preferred stock and the initial issuance of the depositary receipts, any redemption of the preferred stock and any withdrawal of preferred stock by the holder of the depositary shares. Holders will pay other transfer and other taxes and governmental charges and such other charges specifically provided in the deposit agreement for their individual accounts.

ANTI-TAKEOVER MATTERS

Shareholder Rights Plan

      On March 5, 1996, the Southwest board of directors adopted a shareholders rights plan providing the right to purchase one one-hundredth of a share of preference stock. The description and terms of the rights are set forth in the Amended and Restated Rights Agreement, dated as of February 9, 1999, by and between Southwest and The Bank of New York (successor to Harris Trust Company), as rights agent. The purchase rights have an anti-takeover effect that is intended to discourage coercive or unfair takeover tactics and to encourage any potential acquirer to negotiate a fair price to all Southwest shareholders. The purchase rights may cause substantial dilution to any party that may attempt to acquire Southwest on terms not approved by the Southwest board of directors. However, the purchase rights are structured in a way so as not to interfere with any negotiated merger or other business combination. The rights will expire on April 15, 2006. Until a right is exercised, the holder of the right will have no rights as a shareholder of Southwest beyond those rights afforded to existing shareholders, including the right to vote or to receive dividends.

      The rights are designed to assure that all of Southwest’s shareholders receive fair and equal treatment in the event of any proposed takeover of Southwest and to guard against partial tender offers, open market accumulations and other abusive tactics that may be deployed to gain control of Southwest without a control premium paid to all shareholders. Any time prior to the first date that a person or group has become an

“acquiring person” as defined in the rights agreement, the rights should not interfere with any merger or other business combination as long as it is approved by the Southwest board of directors.

Other Anti-takeover Provisions

      The Southwest Restated Articles of Incorporation, as amended and Amended Bylaws contain provisions that may have the effect of discouraging persons from acquiring large blocks of Southwest stock or delaying or preventing a change in control of Southwest. The material provisions which may have such an effect are:

(a) provisions requiring a super-majority vote by shareholders of common stock in order to approve certain types of business combinations;

(b) a provision permitting the Southwest board of directors to make, amend or repeal the Southwest bylaws;

(c) authorization for the Southwest board of directors to issue preferred stock in series and to fix rights and preferences of the series (including, among other things, whether, and to what extent, the shares of any series will have voting rights and the extent of the preferences of the shares of any series with respect to dividends and other matters);

(d) advance notice procedures with respect to proposals other than those adopted or recommended by the Southwest board of directors; and

(e) provisions permitting amendment of certain of these provisions only by an affirmative vote of the holders of at least 65 percent of the outstanding shares of Southwest common stock entitled to vote.

      Some acquisitions of Southwest’s outstanding voting shares would also require approval of the SEC under the Public Utility Holding Company Act of 1935 and of various state regulatory authorities.

PLAN OF DISTRIBUTION

      We may sell the securities described in this prospectus from time to time in one or more transactions:

(a) to purchasers directly;

(b) to underwriters for public offering and sale by them;

(c) through agents;

(d) through dealers; or

(e) through a combination of any of the foregoing methods of sale.

      We may distribute the securities from time to time in one or more transactions at:

(a) a fixed price or prices, which may be changed;

(b) market prices prevailing at the time of sale;

(c) prices related to such prevailing market prices; or

(d) negotiated prices.

Direct Sales

      We may sell the securities directly to institutional investors or others who may be deemed to be underwriters within the meaning of the Securities Act with respect to any resale of the securities. A prospectus supplement will describe the terms of any sale of securities we are offering hereunder.

To Underwriters

      The applicable prospectus supplement will name any underwriter involved in a sale of securities. Underwriters may offer and sell securities at a fixed price or prices, which may be changed, or from time to time at market prices or at negotiated prices. Underwriters may be deemed to have received compensation from us from sales of securities in the form of underwriting discounts or commissions and may also receive commissions from purchasers of securities for whom they may act as agent.

      Underwriters may sell securities to or through dealers, and such dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters and/or commissions (which may be changed from time to time) from the purchasers for whom they may act as agent.

      Unless otherwise provided in a prospectus supplement, the obligations of any underwriters to purchase securities will be subject to certain conditions precedent, and the underwriters will be obligated to purchase all the securities if any are purchased.

Through Agents and Dealers

      We will name any agent involved in a sale of securities, as well as any commissions payable by us to such agent, in a prospectus supplement. Unless we indicate differently in the prospectus supplement, any such agent will be acting on a reasonable efforts basis for the period of its appointment.

      If we utilize a dealer in the sale of the securities being offered pursuant to their prospectus, we will sell the securities to the dealer, as principal. The dealer may then resell the securities to the public at varying prices to be determined by the dealer at the time of resale.

Delayed Delivery Contracts

      If we so specify in the applicable prospectus supplement, we will authorize underwriters, dealers and agents to solicit offers by certain institutions to purchase the securities pursuant to contracts providing for payment and delivery on future dates. Such contracts will be subject to only those conditions set forth in the applicable prospectus supplement.

      The underwriters, dealers and agents will not be responsible for the validity of performance of the contracts. We will set forth in the prospectus supplement relating to the contracts the price to be paid for the securities, the commissions payable for solicitation of the contracts and the date in the future for delivery of the securities.

General Information

      Underwriters, dealers and agents participating in a sale of the securities may be deemed to be underwriters as defined in the Securities Act, and any discounts and commissions received by them and any profit realized by them on resale of the securities may be deemed to be underwriting discounts and commissions, under the Securities Act. We may have agreements with underwriters, dealers and agents to indemnify them against certain civil liabilities, including liabilities under the Securities Act, and to reimburse them for certain expenses.

      Underwriters or agents and their associates may be customers of, engage in transactions with or perform services for us or our affiliates in the ordinary course of business.

      Unless we indicate differently in a prospectus supplement, we will not list the securities, other than common stock, on any securities exchange. The securities will be a new issue of securities with no established trading market. Any underwriters that purchase securities for public offering and sale may make a market in such securities, but such underwriters will not be obligated to do so and may discontinue any market making at any time without notice. We make no assurance as to the liquidity of or the trading markets for any securities.

EXPERTS

      The consolidated financial statements incorporated by reference in this prospectus have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report included in the Annual Report on Form 10-K for the year ended December 31, 2000, and are incorporated by reference herein in reliance upon the authority of said firm as experts in accounting and auditing in giving said report.

LEGAL MATTERS

      The validity of the Securities will be passed upon for Southwest by O’Melveny & Myers LLP, Los Angeles, California.

________________________________________________________________________________

$200,000,000

       % Senior Unsecured Notes due 2012

Prospectus Supplement

                           , 2002

Banc of America Securities LLC

BNY Capital Markets, Inc.
Banc One Capital Markets, Inc.
Tokyo-Mitsubishi Capital (USA), Inc.
Fleet Securities, Inc.